      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               ACT NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                              3661                             77-0396887
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------

                                188 CAMINO RUIZ
                          CAMARILLO, CALIFORNIA 93012
                                 (805) 388-2474
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  MARTIN SHUM
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ACT NETWORKS, INC.
                                188 CAMINO RUIZ
                          CAMARILLO, CALIFORNIA 93012
                                 (805) 388-2474
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

           FREDERIC A. RANDALL, JR., ESQ.                             NEIL J. WOLFF, ESQ.
                SUSAN N. CAYLEY, ESQ.                                 ADAM D. LEVY, ESQ.
           BROBECK, PHLEGER & HARRISON LLP                     WILSON SONSINI GOODRICH & ROSATI
          4675 MACARTHUR COURT, SUITE 1000                         PROFESSIONAL CORPORATION
           NEWPORT BEACH, CALIFORNIA 92660                            650 PAGE MILL ROAD
                   (714) 752-7535                              PALO ALTO, CALIFORNIA 94304-1050
                                                                        (415) 493-9300

                            ------------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:


  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /
- ---------

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                            PROPOSED MAXIMUM
                                            AMOUNT       PROPOSED MAXIMUM       AGGREGATE         AMOUNT OF
        TITLE OF EACH CLASS OF               TO BE        OFFERING PRICE        OFFERING        REGISTRATION
      SECURITIES TO BE REGISTERED        REGISTERED(1)     PER SHARE(2)      PRICE(1)(2)(3)        FEE(3)
- ---------------------------------------------------------------------------------------------------------------
Common Stock...........................     3,450,000         $44.50          $153,525,000         $52,940
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) Includes up to 450,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee.

(3) In accordance with Rule 457(c), the aggregate offering price and registration fee for 3,450,000 shares of Common Stock was based on an estimated maximum offering price of $44.50 per share.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 31, 1996


PROSPECTUS

                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

     Of the 3,000,000 shares of Common Stock offered hereby, 1,510,000 shares are being sold by ACT Networks, Inc. (the "Company" or "ACT") and 1,490,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol ANET. On May 17, 1996, the last reported sale price of the Common Stock was $44.50 per share. See "Price Range of Common Stock."
                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                                 PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                  PUBLIC         DISCOUNT(1)      COMPANY(2)      STOCKHOLDERS

- --------------------------------------------------------------------------------

Per Share....................         $               $                $                $
- -------------------------------------------------------------------------------------------------
Total(3).....................         $               $                $                $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $857,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $          , $          , $          and
    $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about June   , 1996, at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST                                    WESSELS, ARNOLD & HENDERSON

            , 1996

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-25740) with the Commission are incorporated herein by reference: (a) Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 1995; (b) Quarterly Reports of the Company on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996; (c) the Current Reports of the Company on Form 8-K and 8-K/A for a reportable event dated November 30, 1995; (d) Proxy Statement for the Annual Meeting of Stockholders held on December 4, 1995; and (e) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on March 21, 1995, including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Chief Financial Officer, ACT Networks, Inc., at the Company's executive offices located at 188 Camino Ruiz, Camarillo, CA 93012 (805) 388-2474.

     ACT(TM), ACT Networks(TM), ACTnet(R), ACTview(R), Presticom(TM), NetPerformer(TM) and SkyFrame(TM) are trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than the Company.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information including "Risk Factors" and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. The shares of Common Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     ACT Networks, Inc. develops, manufactures, markets and sells Frame Relay wide-area network access products which support a broad range of voice, data and integrated network applications. End-users and service providers worldwide use the Company's products to build cost-effective, bandwidth efficient, easy-to-manage wide area networks ("WANs"). The Company's products incorporate advanced voice and data compression algorithms, voice and data access switching capabilities, and proprietary voice, data and facsimile integration technologies. The Company's products are designed to work with either terrestrial or wireless media.

     The WAN solutions available to an organization vary substantially depending on the organization's size and communications needs, and the state of development of the local telecommunications infrastructure. In countries where public Frame Relay services are available, the Company believes that there is an emerging market for voice, data and integrated Frame Relay networking solutions which allocate bandwidth on demand and minimize network expenditures. In countries where public Frame Relay services are generally not available and bandwidth is scarce and expensive, there is an increasing demand for integrated networking solutions which maximize the use of available bandwidth and minimize network expenditures.

     The Company's integrated Frame Relay access devices ("IFRADs") allow organizations with access to public Frame Relay services to establish a cost-effective, integrated networking solution. Organizations without access to public Frame Relay services can use the Company's products to build integrated private networks. Carriers and alternative service providers in countries with developing telecommunications infrastructures can use the Company's products to provide turn-key integrated networking solutions to their customers.

     The Company's objective is to be a leading worldwide provider of Frame Relay access solutions. The Company believes increased availability and acceptance of Frame Relay services is creating new applications for Frame Relay access products. These new applications include voice and data specific applications as well as Frame Relay over satellite. The Company's strategy is to leverage its existing resources, including its expertise in voice over Frame Relay, its recently introduced SkyFrame product family and the data capabilities acquired from Presticom, to pursue opportunities in the emerging Frame Relay access market.

     The Company markets and sells its Frame Relay network access devices worldwide primarily through over 120 resellers and original equipment manufacturers ("OEMs"). The Company has established strategic marketing and sales relationships with major telecommunication service and equipment providers. As of March 31, 1996, the Company had delivered more than 12,600 integrated network access devices to customers in over 50 countries.

                                  THE OFFERING

Common Stock offered by the Company..............  1,510,000 shares
Common Stock offered by the Selling
  Stockholders...................................  1,490,000 shares
Common Stock to be outstanding after the
  offering.......................................  8,966,830 shares(1)
Use of proceeds..................................  General corporate purposes, working capital requirements and, potentially,
                                                   acquisitions of complementary businesses
                                                   and technologies
Nasdaq National Market symbol....................  ANET

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                          NINE MONTHS
                                                                    FISCAL YEAR ENDED JUNE 30,          ENDED MARCH 31,
                                                                  -------------------------------     -------------------
                                                                   1993        1994        1995        1995        1996
                                                                  -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
  Net sales.....................................................  $ 6,207     $12,654     $20,566     $14,823     $19,299
  Gross profit..................................................    3,022       6,715      11,322       8,231       9,279
  Acquired in-process research and development..................       --          --          --          --       5,600
  Income (loss) from operations.................................   (1,417)        482       1,215         861      (7,251)
  Net income (loss).............................................  $(1,435)    $   209     $ 1,262     $   704     $(6,472)
  Net income (loss) per share...................................  $ (0.52)    $  0.05     $  0.24     $  0.15     $ (0.89)
  Shares used in per share calculations.........................    2,739       3,852       5,211       4,726       7,234

                                                                                                MARCH 31, 1996
                                                                                          --------------------------
                                                                                          ACTUAL      AS ADJUSTED(2)
                                                                                          -------     --------------
BALANCE SHEET DATA:
  Working capital.......................................................................  $30,529        $ 93,346
                                                                                          -------         -------
  Total assets..........................................................................   39,031         101,848
                                                                                          -------         -------
  Accumulated deficit...................................................................   (8,781)         (8,781)
  Total stockholders' equity............................................................   35,275          98,092

- ---------------

(1) Based on the number of shares outstanding at March 31, 1996. Excludes 1,472,173 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1996 with a weighted average exercise price of $9.03 per share and 4,286 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.50 per share.

(2) Adjusted to reflect the sale of 1,510,000 shares of Common Stock by the Company in the offering at an assumed offering price of $44.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ---------------

     Except as otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." See "Glossary of Technical Terms" for the definition of certain terms used in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results may differ substantially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed below. The following Risk Factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby:

     Fluctuations in Quarterly Operating Results. The Company has experienced operating losses in recent quarters. The Company has experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors including, without limitation, the volume and timing of orders from, and shipments to, major customers; market acceptance of the Company's products; the rate of end-user adoption of voice over Frame Relay; the ability of the Company's customers, particularly international customers, to obtain financing for the purchase of the Company's products; changes in pricing policies or price reductions by the Company or its competitors; variations in the Company's sales channels or the mix of product sales; the timing of new product announcements and product introductions by the Company or its competitors; product obsolescence resulting from new product introductions or changes in customer demand; the availability and cost of supplies; the financial stability of major customers; expenses associated with the acquisition of technologies or businesses; changes in regulatory requirements; the development of public telecommunications infrastructures, particularly in international markets; and currency fluctuations. While the Company regularly engages in price discounting, significant discounts in a particular quarter could adversely affect the results of operations for such quarter. In addition, significant and continuing discounts due to competition or other factors could adversely affect the Company's business, operating results and financial condition. The Company has generally not experienced seasonality in its net sales, although the Company has from time to time experienced decreased net sales to customers in Europe in the third calendar quarter of each year and has experienced some decreases in net sales in other international markets during certain periods during the year. Due to all of the foregoing factors, it is likely that in some future periods the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. In the quarter ended September 30, 1995, the Company's revenues decreased when compared to the preceding quarter, primarily due to a reduced demand for certain point-to-point products. As a result, the price of the Company's Common Stock was adversely affected. Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company will attain or sustain growth in net sales and profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's sales are primarily through resellers and are typically characterized by several large orders and a large number of small orders. Resellers typically do not stock a supply of the Company's products and place orders with the Company only after they have received orders from their customers. In addition, the Company's backlog at the beginning of a quarter is generally insufficient to achieve expected net sales for the quarter. While it is difficult for the Company to accurately forecast the timing and quantity of orders on a quarter to quarter basis, the Company intends to increase expenses with the expectation of future sales. The failure of the Company to accurately forecast the timing and volume of orders for a quarter would adversely affect the results of operations for such quarter and, potentially, for future periods. Fluctuations in quarterly results may result in significant volatility in the market price of the Company's Common Stock. In addition, sales of networking products fluctuate from time to time based on numerous factors, including capital spending levels and general economic and market conditions. Future declines in networking product sales, as a result of general economic conditions or for any other reason, could have a material adverse effect on the Company's business, operating results and financial condition.

     Limited History of Operations and Profitability. The Company was organized in May 1987 and commenced shipments of its first product in October 1988. While the Company first achieved profitability in the fourth calendar quarter of 1990, it incurred losses in periods subsequent to that time. Due to the Company's limited history of profitable operations, there can be no assurance that it will be profitable in future periods. The Company plans to continue to expand its level of operations, resulting in increased fixed costs and operating expenses. The Company's operating results and net income will be adversely affected to the extent that net sales and gross profits do not increase sufficiently to offset such increased expenses. There can be no assurance that the Company will be able to maintain or increase net sales or gross profits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Technological Change, Changing Markets and New Products. The market for the Company's products is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements, and significant price competition. The introduction of products involving superior or alternative technologies, the emergence of new industry standards, governmental regulation or changes in a market's pricing structure could render the Company's existing products, as well as products currently under development, obsolete and unmarketable in one or more markets which could adversely affect the Company's business, operating results and financial condition. The Company has experienced instances where one or more of those factors resulted in a significant decrease in sales of the Company's products in particular markets. For example, a rapid decline in the market for certain point-to-point products resulted in reduced sales and an inventory write-down in the quarter ended December 31, 1995.

     The market for Frame Relay products, especially access devices such as those produced by the Company, is currently emerging and may not continue to develop, whether as a result of competition, technological change, market forces or otherwise. In addition, the transmission of voice over a Frame Relay network is a new application that has not received widespread acceptance. The Company's future operating results and ability to implement its strategy successfully will be dependent in part upon the development and growth of the public Frame Relay services market for voice, data and integrated applications. Public carriers such as AT&T and MCI offer services which may adversely affect the adoption of services and products based on Frame Relay technologies. For example, the availability of inexpensive voice communications services in the United States may reduce or eliminate the cost advantages of voice over Frame Relay services in the United States, particularly those based on voice over Frame Relay. If the costs of telecommunications services in the United States and other markets decline, the market for the Company's products may either not materialize or could be adversely affected. There can be no assurance that such markets will develop. Even if such markets develop, the Company's success will depend, in part, on the viability of the Company's products in such markets, and the ability of the Company to develop effective distribution channels to address these markets. There can be no assurance that the Company's products will be widely accepted in this market. In addition, the widespread acceptance of Asynchronous Transfer Mode ("ATM"), an alternative fast packet technology, could have a material adverse effect on the Company's ability to obtain market acceptance of its Frame Relay products. Failure of the Company's products to achieve market acceptance could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company believes its future success will depend, in part, upon its ability to expand and enhance the features of its existing products and to develop or acquire and introduce new products designed to meet changing customer needs on a cost-effective and timely basis. Failure by the Company to respond on a timely basis to technological developments, changes in industry standards or customer requirements, or any significant delay in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will respond effectively to technological changes or new product announcements by others or that the Company will be able to successfully develop and market new products or product enhancements and that any new product or product enhancement will gain market acceptance. The Company expects that the average sales prices of its products will decline in the future primarily due to increased competition and the introduction of new technologies. Accord-ingly, the Company's ability to maintain or increase net sales and gross margins will depend in part upon its ability to reduce its cost of sales, to increase unit sales volumes of existing products and to introduce and sell new products. There can be no assurance that the Company will be able to reduce its cost of sales in the future to respond effectively to declining sales prices.

     The Company budgets research and development expenditures based on planned product introductions and enhancements; however, actual expenditures may significantly differ from budgeted expenditures. Inherent in the product development process are a number of risks. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will successfully identify, develop or introduce new products or product enhancements. Products such as those offered by the Company may contain undetected or unresolved software errors when they are first introduced or as new versions are released. There can be no assurance that, despite extensive testing by the Company, software errors will not be found in new products or upgrades after commencement of commercial shipments, resulting in delay in or loss of market acceptance. Future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's operating results, particularly on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Substantial Competition. The market for the Company's products is highly competitive. The Company competes directly domestically and internationally with a variety of companies offering Frame Relay access products including FastComm Communications ("FastComm"), Memotec Communications, Inc. ("Memotec"), MICOM Communications Corp. ("MICOM"), Motorola Information Systems Group ("Motorola"), Sync Research, Inc. ("Sync") and other companies. The Company anticipates competition from manufacturers of Frame Relay switches, such as Cascade Communications Corp. ("Cascade") and StrataCom, Inc. ("StrataCom") who are also suppliers to, or customers of, the Company.

     Unlike the Company, many competitors of the Company are ISO-9000 certified. Many telecommunications firms will not purchase products from suppliers that do not meet ISO-9000 specifications. Accordingly, until it has obtained ISO-9000 certification, the Company may be precluded from selling its products to such organizations and its ability to compete with other suppliers of network communications equipment may be adversely affected, resulting in loss of sales, loss of market share and lack of acceptance of the Company's products.

     The Company expects substantial additional competition from existing competitors and from a number of other companies which may enter the Company's existing or future markets. Many of the Company's current and potential competitors have substantially greater name recognition and financial, marketing, technical and other resources than the Company. Many of these companies sell directly to end-users, which the Company believes may provide a competitive edge over the Company when marketing either similar products or alternative networking solutions. Consolidations in the industry, such as the proposed acquisitions of StrataCom by Cisco Systems Inc. and MICOM by Northern Telecom Limited, could enhance the capabilities of the Company's competitors. There can be no assurance that the Company will be able successfully to compete against either current or potential competitors or that competition will not have a material adverse effect on the Company's business, operation results and financial condition. See "Business -- Competition" and "-- Manufacturing."


     Integration of Presticom; Future Acquisitions. A component of the Company's strategy is to acquire complementary technologies and businesses. Such acquisitions involve significant risks. The Company acquired Presticom, Inc. in November 1995. To obtain benefits from this acquisition, the Company must successfully integrate Presticom's and the Company's sales, research and development and administrative functions. In addition, the Company also must integrate Presticom's technology, which is primarily based on the transmission of data using Frame Relay, into the Company's products, which emphasize voice transmission using Frame Relay, and must also integrate the Company's technology into Presticom's products. Developing Presticom's business as a part of the Company will also require the use of cash resources. Due in part to consolidation in the Company's industry, the Company may in the future pursue acquisitions of related businesses, products or technologies. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and the creation and amortization of goodwill and the incurrence of acquisition related expenses, all of which could adversely affect the Company's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks associated with the Company's entering markets in which it has no or limited direct prior experience and the potential loss of key employees of the acquired company. In the event that an acquisition does occur, no assurances can be given as to the effect thereof on the Company's business, operating results and financial condition.

     Customer Concentration. A small number of customers have historically accounted for a substantial portion of the Company's net sales. In particular, Scientific Atlanta accounted for approximately 7% and 20% of the Company's net sales for the fiscal year ended June 30, 1995 and for the nine months ended March 31, 1996, respectively. In addition, StrataCom and IMPSAT accounted for 8% and 14% of the Company's net sales for the fiscal year ended June 30, 1995 and 8% and 12% for the nine months ended March 31, 1996, respectively. During those periods the Company's five largest customers accounted for 43% and 49%, respectively, of net sales. There can be no assurance that a major customer will not reduce or delay the amount of products ordered from the Company or significantly change the terms upon which the Company and such customer do business. Any such reduction, delay or change could have a material adverse effect on the Company's business. In general, the Company's major customers either sell or deploy the Company's products outside the United States, which subjects the Company to a variety of other risks. See "-- International Sales, Tariffs and Regulatory Matters."

     Management of Growth. The Company has recently experienced growth in its operations, both internally and as a result of the acquisition of Presticom. During the last 12 months, the Company has significantly increased the number of sales, marketing, engineering and other personnel and expects to continue to increase the number of its personnel. The Company's growth has placed, and will continue to place, strain on the Company's managerial, operational and financial resources and systems and controls. This is particularly true with respect to sales in international markets since each specific international market has its own unique regulatory, financial, technical, customer and other characteristics which often require the Company to devote significant resources to sell products in that country. In addition, the Company engages from time to time in customer development activities for customers which require the allocation of significant resources. The Company's future operating results will depend on its ability to attract, hire and retain skilled employees, and to expand and improve the Company's operational, product development, management information and financial systems and controls. The Company continues to upgrade its management information and product development systems. The Company's failure to manage growth effectively, successfully upgrade its systems or to hire, retain and integrate necessary qualified personnel could adversely affect the Company's business, operating results and financial condition.

     International Sales, Tariff and Regulatory Matters. Sales of the Company's products to customers outside the United States accounted for approximately 70% and 66% of the Company's net sales for the fiscal years ended June 30, 1994 and June 30, 1995, respectively, and approximately 56% of the Company's net sales for the nine months ended March 31, 1996. In addition, the Company believes that a majority of its sales to customers inside the United States represent sales of products which are used or resold in markets outside the United States. The Company expects that international sales will continue to account for a significant portion of the Company's net sales in future periods. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, potentially adverse tax conse-quences and problems in collecting accounts receivable. A significant number of the Company's products are sold or installed in countries, including several in South America, where political or economic issues could adversely affect the purchasing decision of the customer. Although the Company's sales are currently denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Furthermore, future international activity may result in foreign currency denominated sales and, in such event, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. The financial stability of foreign markets could also affect the Company's international sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Sales and Marketing."

     Rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval. Future changes in these tariffs could have a material adverse effect on the Company's business. For example, should tariffs for public switched digital services increase in the future relative to tariffs for private leased services, the cost-effectiveness of certain of the Company's products would be reduced, and its business and results of operations could be adversely affected. In addition, the Company's products must meet standards and receive certification for connection with the public telecommunications networks of a country prior to their sale in such country. In the United States, for example, the Company's products must comply with certain regulations promulgated by the Federal Communications Commission, and to date all of the Company's products have so complied. The Company's products must also be certified by domestic telecommunications carriers. In foreign countries, the Company's products are subject to a wide variety of governmental review and certification requirements. From time to time, foreign governments have altered certification or regulatory requirements which has adversely impacted the Company's ability to sell products in such markets. Any future inability to obtain on a timely basis or retain domestic certificate or foreign regulatory approvals could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Governmental Regulation."

     Reliance on Third Party Suppliers. The Company relies on third party suppliers who supply the components used in the Company's products. The unavailability of certain components from current suppliers, especially components custom designed for the Company, could result in delays in the shipment of the Company's products as well as additional expenses associated with obtaining and qualifying a new supplier. In addition, certain key components used in the Company's products are available only from single sources and the Company does not have long term contracts ensuring the supply of such components. As the Company typically maintains less than 90 days supply of such components, there can be no assurance that components will be available to meet the Company's future requirements at favorable prices, if at all. The Company's inability to obtain components in a timely manner would materially and adversely affect the Company's business and financial condition. In addition, any significant increase in component prices could also adversely affect the Company's results of operations. See "Business -- Manufacturing" and
"-- Proprietary Rights."

     The Company resells Frame Relay switches purchased from Cascade. Although the Company believes similar products can be purchased from other sources, the process of qualifying replacement suppliers, generating the supporting documentation, performing system level integration, obtaining standards-compliant approval for its products, and retraining sales and marketing channels would require a significant amount of time and expense. The Company's ability to offer an integrated, cost-effective networking solution is based, in part, on its ability to sell such products as part of its present line. The Company's inability to source these products at satisfactory quality and quantity levels and with the appropriate lead time would adversely affect the Company's business and operations. See "Business -- Manufacturing."

     Reliance on Indirect Distribution. The Company markets and sells products domestically and internationally primarily through resellers, such as distributors, value-added resellers and system integrators. The number of qualified resellers in certain countries is limited. Resellers typically are not effective at selling the Company's products until they have been trained and have successfully completed several sales. The Company's performance depends in part on attracting, retaining and motivating such resellers. Certain of the Company's resellers also act as resellers for competitors of the Company and could devote greater effort and resources to marketing competitive products. The Company's resellers are generally provided discounts and, occasionally, are entitled to special pricing or distribution arrangements, the effect of which is to decrease the Company's gross margins. While the Company has contractual relationships with many of its resellers, these agreements do not require the resellers to purchase the Company's products and can generally be terminated on short notice by the reseller. Resellers in many countries have title to the governmental authorizations and certifications necessary to market the Company's products in such country, and there is no assurance that, in the event a reseller ceased marketing the Company's products, the reseller would transfer such authorization or certification to the Company or that the expense and delay associated with obtaining a new authorization or certification would not adversely affect the Company's business and operations in such country. There can be no assurance that resellers will continue to market the Company's products or devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company is dependent on the continued viability and financial stability of its resellers, many of which are small organizations with limited capital. In the first fiscal quarter of 1993, one of the Company's European resellers filed for bankruptcy, ceased operations, and was subsequently replaced by a number of nonexclusive resellers. The Company's inability to collect a significant sum from the reseller, the time involved in reestablishing a new distribution channel in that market and the difficulties in having certain regulatory approvals transferred to the Company all adversely affected the Company's business. The loss of any key reseller could adversely affect the Company's business. See "Business -- Governmental Regulation."

     The Company's sales through original equipment manufacturers ("OEMs") who purchased custom products for the fiscal years ended June 30, 1994 and 1995, and for the nine month period ended March 31, 1996 accounted for approximately 6.3%, 9.0% and 21.5%, respectively, of the Company's net sales. The Company does not classify private label sales of standard products as OEM sales. In 1995 and the nine months ended March 31, 1996, virtually all of the Company's OEM sales were generated by sales of custom voice cards to Scientific Atlanta for use in its satellite based communication system. The Company does not anticipate that Scientific Atlanta will maintain its current level of sales. None of the OEMs have contracts with the Company which require the OEMs to purchase any products. The Company's OEM and private label business is subject to risks such as contract termination, products developed by a third party or by the third party's internal development team, change in corporate ownership, business direction or product mix by the third party, and assumption of manufacturing rights by the third party. There can be no assurance that these factors will not adversely affect the Company's business, operating results and financial condition. See "Business -- Sales and Marketing."

     Dependence on Proprietary Technology. The Company's future success will depend in part on its proprietary technology. In addition, certain technology licensed from third parties is incorporated in the Company's products. In particular, the Company licenses certain of its voice compression algorithms, the right to commercialize its SkyFrame products, components of its network management system software and other software and technology embedded in the hardware incorporated into the Company's products pursuant to nonexclusive license agreements. The failure of the Company to retain such licenses or obtain new licenses as improvements in such technology are developed and new technology is introduced could adversely affect the Company's business. The Company does not currently hold any patents. The Company relies principally on copyright, trade secret and contract law to protect its proprietary technology. There can be no assurance that such measures are adequate to protect the Company's proprietary technology. The Company has substantial international operations and the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect the Company's proprietary rights to the same extent as do, laws in the United States. See "Business -- Proprietary Rights."

     Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which, if issued as patents, would relate to the Company's products. In addition, the Company has never conducted a comprehensive patent search relating to the technology used in its products. Accordingly, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. The Company has in the past, and may in the future, pay significant sums to obtain licenses from third parties to avoid the costs and uncertainties associated with defending a potential claim. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

     Dependence on Key Personnel. The success of the Company is dependent in large part on its ability to retain its executive officers, the loss of one or more of whom could adversely affect the Company's business. The Company does not have any employment contracts with its executive officers. The Company is also dependent on other members of management and its sales and technical personnel. The Company believes that its future success will depend in large part upon its continued ability to attract, retain and motivate highly skilled employees, who are in great demand. There can be no assurance that the Company will be able to do so. See "Management."

     Future Capital Needs; Uncertainty of Additional Funding. The Company anticipates that its existing capital resources, including bank borrowings, cash flow from operations and the net proceeds of this offering, will be adequate to satisfy its capital requirements through at least the next 12 months. The Company's future capital requirements will depend on many factors including, but not limited to, the cost of acquisitions of businesses, products and technologies, the levels at which the Company maintains inventory, the market acceptance of the Company's products, the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace, and the extent to which the Company invests in new technology and improvements to its existing technology. To the extent that existing resources and future earnings are insufficient to fund the Company's activities, the Company may need to raise additional funds through public or private financings including equity financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. The Company's lack of authorized Preferred Stock and the right of the Board representatives of the Company's two largest stockholders to approve certain below market sales of securities (which right may terminate upon the consummation of this offering) could hinder the Company's ability to obtain financing. If adequate funds are not available, the Company may be required to delay, scale back or eliminate some or all of its research and development, to curtail its operations significantly or to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies or potential markets. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Control by Existing Stockholders. As of May 15, 1996, the executive officers and directors, together with their affiliates, in the aggregate, owned approximately 41% of the Company's outstanding shares of Common Stock. In addition, such stockholders hold options and warrants to purchase additional shares of the Company's Common Stock. Accordingly, these stockholders, acting together, may have the ability to control the approval of most matters requiring approval by the Board of Directors and stockholders of the Company, including the election of at least a majority of the Board of Directors of the Company and the authorization of Preferred Stock. This concentration of ownership under certain circumstances could have the effect of delaying or preventing a change in control of the Company or a financing of the Company. In addition, the Company has entered into an agreement with its two largest stockholders, Promon Ltda. ("Promon") and Pacific Technology Fund ("PTF"), that obligates the Company to nominate a representative of each such stockholder to the Board of Directors as long as such stockholder owns at least 10% of the Company's then outstanding voting securities. The Company has agreed that it will not issue securities at less than 95% of market value, or at a price below 85% of market value with respect to employee stock purchases or option plans, without the approval of the representatives of Promon and PTF, again provided that such stockholder owns at least 10% of the Company's then outstanding voting securities. However, upon the closing of this offering, Promon and PTF will no longer hold 10% of the Company's voting securities and the agreement with such stockholders will terminate. See "Principal and Selling Stockholders."


     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after the offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have approximately 8,966,830 shares of Common Stock outstanding. Subject in certain cases to the volume and other limitations of Rule 144 and Rule 701 under the Securities Act, substantially all of such shares will be available for immediate sale in the public market as of the date of this Prospectus. However, the Selling Stockholders and all officers and directors of the Company who will hold, in the aggregate, approximately 2,000,000 shares after this offering, have agreed not to sell their shares without the consent of Hambrecht & Quist LLC during the 90 day period commencing on the date of this Prospectus. See "Principal and Selling Stockholders."


     Volatility of Stock Price. The trading price of the Common Stock has undergone significant fluctuations and is expected to continue to be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, announcements of technological innovations or new products by the Company or its competitors, legislative or regulatory changes, general trends in the industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Potential Effect of Anti-Takeover Provisions. The Company's Certificate of Incorporation provides for a Board of Directors with staggered terms which may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. Certain provisions of Delaware law applicable to the Company, including Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change of control of the Company. It is possible that the staggered board and Section 203 of the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change of control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock.

     Forward-Looking Statements. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements under "Business" include, without limitation, the Company's strategies of maintaining its leadership position in voice over Frame Relay, penetrating the integrated Frame Relay market, engaging in strategic alliances and selective acquisitions to address the data over Frame Relay market, and expanding its OEM and distribution relationships. The forward-looking statements also include the Company's expectation that sales of its Frame Relay access products will increase due to factors affecting the markets for these products, such as demand for increased bandwidth, growth in the overall market for Frame Relay services and equipment, increased Frame Relay transmission services, and the cost-effectiveness of integrated networks and voice over Frame Relay solutions. Such forward-looking statements also include the Company's projections of the product mix of future revenues; expenditures for research and development, sales and marketing and general and administrative purposes; and the sufficiency of capital resources under the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Actual results could differ from those projected in any forward-looking statement for the reasons detailed in the other sections of this "Risk Factors" portion of this Prospectus. The forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.


     Lack of Dividends. The Company has never paid cash dividends on shares of its capital stock. The Company currently intends to retain any future earnings in its business and does not anticipate paying any cash dividends in the future. Furthermore the Company's agreement with its lender currently limits the Company's ability to pay cash dividends. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated in California in May 1987 under the name Advanced Compression Technology, Inc., changed its name to ACT Networks, Inc. in May 1994, and reincorporated in Delaware in May 1995. The Company's executive offices are located at 188 Camino Ruiz, Camarillo, California 93012 and its telephone number at that location is (805) 388-2474. As used in this Prospectus, the "Company" and "ACT" refer to ACT Networks, Inc. and its subsidiaries.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,510,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $62.8 million ($81.8 million if the over-allotment option is exercised in full), at an assumed public offering price of $44.50 per share and after deducting estimated underwriting discounts, commissions and offering expenses. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Company has not yet identified specific uses for the net proceeds of this offering. The Company expects to use the proceeds of this offering for general corporate purposes, including the funding of working capital requirements, expansion of its sales and marketing activities for existing products and new products, expansion of its research and development personnel and activities, investment in new technology and broadening of its network integration capabilities, and acquisitions of complementary business and technologies. The Company currently has no agreement or understanding with respect to any such acquisitions. From time to time the Company may evaluate opportunities to enter into new strategic alliances, joint ventures or other similar transactions and may use a portion of the proceeds to enter into such transactions. The Company has not determined the amounts it plans to expend on each of the listed uses or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash generated or used by the Company's operations, the progress of the Company's new product development efforts, technological advances, the status of competitive products and acquisition opportunities presented to the Company. Pending the use thereof, the Company intends to invest the proceeds of this offering in short-term interest bearing marketable securities.

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock commenced trading on the Nasdaq National Market on May 3, 1995 and is traded under the symbol "ANET." The following table sets forth the range of high and low closing sale prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market.


FISCAL YEAR                                                                    HIGH             LOW
- -----------                                                                  --------         --------
1996
  4th Quarter (through May 17, 1996).......................................  $46 1/2          $22 1/8
  3rd Quarter..............................................................   26               11 3/4
  2nd Quarter..............................................................   16 1/2            6 1/8
  1st Quarter..............................................................   17 7/8            9 3/4
1995
  4th Quarter (From May 3, 1995)...........................................   22               15 3/4

     On May 17, 1996, the closing sale price of the Company's Common Stock as reported on the Nasdaq National Market was $44.50 per share, and there were approximately 125 holders of record of the Common Stock on such date.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on shares of its capital stock. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the future. Furthermore, the Company's agreement with its lender currently limits the Company's ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company as of March 31, 1996 and as adjusted to reflect the receipt and application of the net proceeds from the sale of the 1,510,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $44.50 per share, after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Stockholders' equity:
  Common stock, $.001 par value per share; Authorized shares --
     40,000,000; Issued and outstanding -- 7,456,830;
     As adjusted -- 8,966,830: (1)...................................          7              9
  Additional paid in capital.........................................     44,059        106,874
  Accumulated deficit................................................     (8,781)        (8,781)
                                                                         -------     -----------
  Accumulated translation adjustment.................................        (10)           (10)
                                                                         -------     -----------
     Total stockholders' equity......................................     35,275         98,092
                                                                         -------     -----------
          Total capitalization.......................................    $35,275      $  98,092
                                                                         =======      =========

- ---------------
(1) Excludes 1,472,173 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1996 with a weighted average exercise price of $9.03 and 4,286 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.50 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data with respect to the Company's statement of operations for each of the fiscal years ended June 30, 1993, 1994 and 1995, and the balance sheet data at June 30, 1993, 1994 and 1995, are derived from the audited financial statements of the Company. The financial data of the Company as of and for the nine months ended March 31, 1995 and 1996 are unaudited and were prepared by management of the Company on the same basis as the audited consolidated financial statements included elsewhere herein and, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the nine months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 1996. The following information should be read in conjunction with the Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                                    NINE MONTHS
                                                   FISCAL YEAR ENDED JUNE 30,     ENDED MARCH 31,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................  $ 6,207   $12,654   $20,566   $14,823   $19,299
  Cost of goods sold.............................    3,185     5,939     9,244     6,592    10,020
                                                   -------   -------   -------   -------   -------
     Gross profit................................    3,022     6,715    11,322     8,231     9,279
  Operating expenses:
     Research and development....................    1,504     1,955     3,586     2,696     3,550
     Sales and marketing.........................    1,777     2,943     4,785     3,383     5,069
     General and administrative..................    1,158     1,335     1,736     1,292     2,311
     Acquired in-process research and
       development...............................       --        --        --        --     5,600
                                                   -------   -------   -------   -------   -------
  Total operating expenses.......................    4,439     6,233    10,107     7,371    16,530
                                                   -------   -------   -------   -------   -------
  Income (loss) from operations..................   (1,417)      482     1,215       861    (7,251)
  Net interest income and other income
     (expense)...................................      (18)        8        69      (142)      912
  Loss due to earthquake.........................       --      (281)       --        --        --
                                                   -------   -------   -------   -------   -------
  Income (loss) before income taxes..............   (1,435)      209     1,284       718    (6,339)
  Provision for income taxes.....................       --        --        22        14       133
                                                   -------   -------   -------   -------   -------
  Net income (loss)..............................  $(1,435)  $   209   $ 1,262   $   704   $(6,472)
                                                   =======   =======   =======   =======   =======
  Net income (loss) per share....................  $ (0.52)  $  0.05   $  0.24   $  0.15   $ (0.89)
                                                   =======   =======   =======   =======   =======
  Shares used in per share calculations..........    2,739     3,852     5,211     4,726     7,234
                                                   =======   =======   =======   =======   =======

                                                                JUNE 30,                 MARCH 31,
                                                     -------------------------------     ---------
                                                      1993        1994        1995         1996
                                                     -------     -------     -------     ---------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..................................  $ 2,284     $ 3,923     $38,235      $30,529
  Total assets.....................................    3,837       6,398      42,897       39,031
  Total long-term debt, excluding current
     maturities....................................       10          --          --           --
  Accumulated deficit..............................   (3,780)     (3,571)     (2,309)      (8,781)
  Total stockholders' equity.......................    2,739       4,847      40,316       35,275

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors." The Company's actual results may differ materially from any future performance discussed in the forward-looking statements and in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

     ACT was founded in May 1987 to design, manufacture and market wide area network communication products incorporating advanced compression and integration technologies. Until September 1988, the Company was primarily engaged in research and development. In fiscal 1989, the Company shipped its first integrated product, a point-to-point multiplexer designed for use on a voice-band analog circuit. In fiscal 1991, the Company began shipping a point-to-point integrated multiplexer designed for use over digital leased lines. In fiscal 1993, the Company introduced its integrated Frame Relay access product.

     In November 1995 the Company acquired all the outstanding shares of Presticom, a developer of multiprotocol Frame Relay access devices. The Company recorded an acquisition cost of approximately $9.1 million, of which approximately $7.3 million in cash and 176,365 shares of Common Stock represented the consideration paid to Presticom's shareholders and of which approximately $0.6 million represented transaction expenses. As a result of the acquisition, the Company expensed approximately $5.6 million in the quarter ended December 31, 1995 as acquired in-process research and development and is amortizing approximately $2.1 million of goodwill over seven years. Presticom had sales of approximately $2.2 million for its fiscal year ended September 30, 1995.

     The Company's future operating results will be dependent upon the development and growth of the public and private wide area network communications market for its Frame Relay access products. This market and product applications within this market are currently emerging and may not continue to develop, whether as a result of competition, technological change, market forces or otherwise.

     The Company anticipates that, in general, the average sales price for its products will decrease over time due to competition and other factors. In addition, the Company has from time to time introduced new products which are less expensive alternatives to the Company's older products. In such instances, the Company must sell more units to maintain the same level of aggregate net sales. Price erosion of existing products and the Company's introduction of less expensive networking alternatives could adversely affect the Company's margins and results of operations.

     Sales to customers outside the United States accounted for approximately 70% and 66% of the Company's net sales for the fiscal years ended June 30, 1994 and 1995, respectively, and approximately 56% of the Company's net sales for the nine months ended March 31, 1996. The Company expects that international sales will continue to account for a significant portion of the Company's net sales in future periods. In addition, the Company believes that a majority of its sales to customers inside the United States represent sales of products which are used or resold in markets outside the United States. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, problems and delays in collecting accounts receivable and economic downturns in foreign markets. A significant number of the Company's products are sold or installed in countries, including several in South America, where political or economic issues could adversely affect the purchasing decision of the customer. In addition, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. See Note 1 to Notes to Financial Statements.

     A small number of customers have historically accounted for a substantial portion of the Company's net sales. In particular, Scientific Atlanta accounted for approximately 7% and 20% of the Company's net sales for the fiscal year ended June 30, 1995 and for the nine months ended March 31, 1996, respectively. In addition, StrataCom and IMPSAT accounted for approximately 8% and 14% for the fiscal year ended June 30, 1995 and 8% and 12% for the nine months ended March 31, 1996, respectively, of net sales. During those periods the Company's five largest customers accounted for 43% and 49%, respectively, of net sales. Any reduction, delay or change in orders from such customers could have a material adverse effect on the Company's business.


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the percentages of net sales represented by each item in the Company's statement of operations.


                                                         FISCAL YEAR ENDED           NINE MONTHS
                                                              JUNE 30,             ENDED MARCH 31,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold.................................   51.3      46.9      44.9      44.5      51.9
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   48.7      53.1      55.1      55.5      48.1
Operating expenses:
  Research and development.........................   24.2      15.5      17.4      18.2      18.4
  Sales and marketing..............................   28.6      23.3      23.3      22.8      26.3
  General and administrative.......................   18.7      10.5       8.4       8.7      12.0
  Acquired in-process research and development.....     --        --        --        --      29.0
                                                     -----     -----     -----     -----     -----
Total operating expenses...........................   71.5      49.3      49.1      49.7      85.6
                                                     -----     -----     -----     -----     -----
Income (loss) from operations......................  (22.8)      3.8       5.9       5.8     (37.6)
Net interest and other income (expense)............   (0.3)       --       0.3      (1.0)      4.7
Loss due to earthquake.............................     --      (2.2)       --        --        --
                                                     -----     -----     -----     -----     -----
Income (loss) before taxes.........................  (23.1)      1.6       6.2       4.8     (32.8)
Provision for income taxes.........................     --        --       0.1       0.1       0.7
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................  (23.1)%     1.6%      6.1%      4.7%    (33.5)%
                                                     =====     =====     =====     =====     =====


  Net sales

     Net sales increased 30.2% to $19.3 million for the nine months ended March 31, 1996 from $14.8 million for the nine months ended March 31, 1995. This increase was primarily due to increased sales of the Company's Frame Relay and OEM products and, to a lesser extent, shipments of products acquired in the Presticom acquisition which accounted for $1.2 million, or 26.7% of the increase in net sales. Net sales of Frame Relay products were $12.2 million and $6.3 million for the nine month periods ended March 31, 1996 and March 31, 1995, respectively. Net sales of point-to-point products decreased to $3.0 million from $7.3 million for the nine month periods ended March 31, 1996 and March 31, 1995, respectively. While the Company anticipated the continued decline of sales of point-to-point products due primarily to the conversion of customers to Frame Relay products, the decrease in such sales during the period was greater than anticipated by the Company. The Company anticipates that sales of point-to-point products will continue to decline, although significant orders for large point-to-point networks, if any, could contribute to variability in net sales from quarter to quarter. Net sales of OEM products increased to $4.1 million for the nine months ended March 31, 1996 from $1.2 million for the nine months ended March 31, 1995. The increase in OEM shipments was primarily due to unusually large orders received from Scientific Atlanta and the Company does not anticipate this level of OEM sales to continue in the future.

     Net sales increased 62.5% to $20.6 million for fiscal 1995 from $12.7 million for fiscal 1994. This increase was primarily due to increased sales of the Company's Frame Relay products and, to a lesser extent, increased sales of its point-to-point products. Net sales of Frame Relay products were $2.8 million and $9.2 million for fiscal 1994 and 1995, respectively. Net sales of point-to-point products were $9.1 million and $9.6 million for fiscal 1994 and 1995, respectively.

     Net sales increased 103.9% to $12.7 million in fiscal 1994 from $6.2 million in fiscal 1993. This increase was primarily due to increased sales of the Company's point-to-point products to telecommunications service providers and, to a lesser extent, sales of Frame Relay products, first introduced in 1993, and custom voice cards.

  Gross profit

     Gross profit represents net sales less the cost of goods sold, which includes cost of materials, manufacturing overhead costs and direct labor expenses. The Company's gross profit was $9.3 million, or 48.1% of net sales, for the nine months ended March 31, 1996. The nine months ended March 31, 1996 included a $0.7 million charge for obsolete inventory that was taken to recognize the decreased demand for certain point-to-point products. Gross profit, not including this charge, was $10.0 million, or 51.7%, of net sales, for the nine months ended March 31, 1996, as compared to 55.5% of net sales for the comparable period in 1995. This decrease in gross profit as a percentage of sales was primarily attributable to changes in product mix, including increased OEM sales and decreased sales of voice cards. The gross margins generated from OEM product sales are typically lower than those from certain of the Company's other products. In the future, gross profit may be affected by price competition and discounts, product mix, product configuration, changes in unit volume, cost of components and manufacturing and other factors.

     The Company's gross profit was $11.3 million, or 55.1% of net sales, for fiscal 1995 compared to $6.7 million, or 53.1% of net sales, for fiscal 1994. This increase in gross margin was primarily attributable to a decline in the Company's unit cost of certain components due to decreases in supplier prices and volume discounts and, to a lesser extent, increased manufacturing efficiencies and increased sales of the Company's voice cards, which generally have a higher margin than the Company's multiplexer products. The Company generally experiences higher manufacturing, component and other costs, and commensurately lower margins, for new products for a period of time following their introduction.

     The Company's gross profit was $6.7 million, or 53.1% of net sales, in fiscal 1994 compared to $3.0 million, or 48.7% of net sales, in fiscal 1993. This increase was primarily due to unit cost decreases in certain components, an increase in sales of the Company's voice cards and increased manufacturing efficiencies.

  Operating expenses

     Research and development. Research and development expense increased to $3.6 million, or 18.4% of net sales, for the nine months ended March 31, 1996 from $2.7 million, or 18.2% of net sales, for the nine months ended March 31, 1995. These increases were primarily attributable to the costs of personnel for the development of new products and enhancement of existing products, which increased to approximately $2.3 million from approximately $1.6 million during the preceding comparable period. While the actual amount expended will depend upon a variety of factors, the Company anticipates increasing research and development expenses in the near term.

     Research and development expense increased to $3.6 million, or 17.4% of net sales, for fiscal 1995 from $2.0 million, or 15.5% of net sales, for fiscal 1994. These increases were primarily attributable to the costs of personnel for the development of new products and enhancement of existing products, which increased to approximately $1.7 million from approximately $1.0 during the preceding comparable period; payments to third party developers, which increased to $0.3 million from zero during the preceding comparable period; and costs associated with obtaining product approvals in certain countries, which increased to approximately $0.2 million from approximately $0.1 million during the preceding comparable period.

     Research and development expense increased to $2.0 million, or 15.5% of net sales, for fiscal 1994 from $1.5 million, or 24.2% of net sales, for fiscal 1993. This dollar increase in expense levels was primarily attributable to the addition of personnel for the development of new products and enhancement of existing products and payments to third party developers. The decrease as a percentage of net sales was due to a more rapid increase in net sales than these expenses.

     Sales and marketing. Sales and marketing expense increased to $5.1 million, or 26.3% of net sales, for the nine months ended March 31, 1996 from $3.4 million, or 22.8% of net sales, for the nine months ended March 31, 1995. This dollar increase was primarily attributable to the addition of personnel and increased marketing activities. The Company anticipates adding sales personnel and increasing sales and marketing expenses in the near term.

     Sales and marketing expense increased to $4.8 million, or 23.3% of net sales, for fiscal 1995 from $2.9 million, or 23.3% of net sales, for fiscal 1994. This dollar increase was primarily attributable to the addition of personnel and increased marketing activities. Sales and marketing expense as a percentage of net sales remained relatively constant between these periods.

     Sales and marketing expense increased to $2.9 million, or 23.3% of net sales, for fiscal 1994 from $1.8 million, or 28.6% of net sales, for fiscal 1993. This dollar increase was primarily attributable to the addition of sales personnel and increased marketing activities. The decrease as a percentage of net sales was due to a more rapid increase in net sales than these expenses.

     General and administrative. General and administrative expense increased to $2.3 million, or 12.0% of net sales, for the nine months ended March 31, 1996 from $1.3 million, or 8.7% of net sales, for the nine months ended March 31, 1995. This increase in expense levels was primarily attributable to the addition of administrative personnel and additional expenses incurred as a result of being a public company. General and administrative expenses will be impacted by approximately $300,000 per year for seven years commencing November 30, 1995 due to amortization of goodwill associated with the acquisition of Presticom.

     General and administrative expense increased to $1.7 million, or 8.4% of net sales, for fiscal 1995 from $1.3 million, or 10.5% of net sales, for fiscal 1994. This dollar increase in expense levels was primarily attributable to the addition of administrative personnel. The decrease as a percentage of net sales was due to a more rapid increase in net sales than these expenses.

     General and administrative expense increased to $1.3 million, or 10.5% of net sales, for fiscal 1994 from $1.2 million, or 18.7% of net sales, for fiscal 1993. This dollar increase in expense levels remained relatively constant between these periods. The decrease as a percentage of net sales was due to a more rapid increase in net sales than these expenses.

     The Company expects to continue to expand its operations, resulting in potentially substantial dollar increases in each category of operating expenses. The Company's operating results and net income will be adversely affected to the extent that net sales and gross profits do not increase sufficiently to offset such increased expenses.

  Net interest and other income (expense)

     Net interest income was approximately $0.9 million for the nine months period ended March 31, 1996 compared to net interest expense of approximately $0.1 million in the corresponding period in 1995. Net interest income was approximately $68,400 for fiscal 1995 compared to net interest income of approximately $8,800 for the fiscal 1994. These changes were primarily attributable to interest received on the proceeds from the Company's public offering in May 1995. The Company incurred net interest expense of approximately $18,000 in fiscal 1993.

  Income taxes

     There was no provision for income taxes for the nine month periods ended March 31, 1995, and the provision for March 31, 1996 totaled $0.1 million. The provision for income taxes differs from the federal statutory rate due to the foreign income taxes related to the Company's Canadian subsidiary, the effect of Federal and state alternative minimum taxes, net operating losses incurred for the period that are not benefited and certain expenses including a $5,600,000 charge for acquired in-process research and development which are not deductible for tax purposes. At June 30, 1995 subject to certain limitations, the Company has approximately $301,000 and $196,000 of research and development tax credit carryforwards and approximately $1,673,000 in federal net operating loss carryforwards, a portion of which it expects to apply against its income tax liability for 1996.

     There was no provision for income taxes for either fiscal 1994 or 1993, and only a nominal provision of $21,800 for income taxes for the year ended June 30, 1995 due to reductions in the deferred tax valuation allowance attributable to utilization of net operating loss carryforwards by the Company. See Note 3 to Notes to Financial Statements.

     The Company adopted the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective July 1, 1993. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

QUARTERLY RESULTS

     The following table presents selected quarterly financial information for each of the seven quarters through March 31, 1996. This information is unaudited, but in the opinion of the Company's management, reflects all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                                          QUARTER ENDED
                                             ------------------------------------------------------------------------
                                             SEPTEMBER   DECEMBER   MARCH       JUNE    SEPTEMBER   DECEMBER   MARCH
                                               1994        1994      1995       1995      1995        1995      1996
                                             ---------   --------   ------     ------   ---------   --------   ------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................................    $4,411     $4,877   $5,535      $5,743    $ 5,102    $ 6,167   $8,030
Cost of goods sold.........................     1,996      2,151    2,445       2,652      2,642      3,691    3,687
                                               ------     ------   ------      ------     ------     ------   ------
  Gross profit.............................     2,415      2,726    3,090       3,091      2,460      2,476    4,343
Operating expenses:
  Research and development.................       787        936      973         890      1,037      1,241    1,271
  Sales and marketing......................     1,026      1,051    1,306       1,402      1,406      1,752    1,910
  General and administrative...............       419        461      412         444        600        807      904
  Acquired in-process research and
    development............................        --         --       --          --         --      5,600       --
                                               ------     ------   ------      ------     ------     ------   ------
Total operating expenses...................     2,232      2,448    2,691       2,736      3,043      9,400    4,085
                                               ------     ------   ------      ------     ------     ------   ------
Income (loss) from operations..............       183        278      399         355       (584)    (6,925)     258
Net interest and other income (expense)....       (12)       (48)     (82)        211        374        308      230
                                               ------     ------   ------      ------     ------     ------   ------
Income (loss) before taxes.................       171        230      317         566       (211)    (6,617)     488
Provision for income taxes.................        --         14       --           8         --         39       94
                                               ------     ------   ------      ------     ------     ------   ------
Net income (loss)..........................    $  171     $  216   $  317      $  558    $  (211)   $(6,656)  $  395
                                               ======     ======   ======      ======     ======     ======   ======
Net income (loss) per share................    $ 0.04     $ 0.05   $ 0.07      $ 0.09    $ (0.03)   $ (0.92)  $ 0.05
                                               ======     ======   ======      ======     ======     ======   ======
Shares used in per share calculations......     4,517      4,752    4,818       6,340      7,735      7,206    7,991
                                               ======     ======   ======      ======     ======     ======   ======

                                                                   AS A PERCENTAGE OF NET SALES
                                               ---------------------------------------------------------------------
Net sales..................................     100.0%     100.0%   100.0%      100.0%     100.0%     100.0%   100.0%
Cost of goods sold.........................      45.3       44.1     44.2        46.2       51.8       59.9     45.9
                                               ------     ------    -----      ------     ------     ------   ------
  Gross profit.............................      54.7       55.9     55.8        53.8       48.2       40.1     54.1
Operating expenses:
  Research and development.................      17.8       19.2     17.6        15.5       20.3       20.1     15.8
  Sales and marketing......................      23.3       21.5     23.6        24.4       27.6       28.4     23.8
  General and administrative...............       9.4        9.5      7.4         7.7       11.8       13.1     11.3
  Acquired in-process research and
    development............................        --         --       --          --         --       90.8       --
                                               ------     ------    -----      ------     ------     ------   ------
Total operating expenses...................      50.5       50.2     48.6        47.6       59.6      152.4     50.9
                                               ------     ------    -----      ------     ------     ------   ------
Income (loss) from operations..............       4.2        5.7      7.2         6.2      (11.4)    (112.3)     3.2
Net interest and other income (expense)....      (0.3)      (1.0)    (1.5)        3.7        7.3        5.0      2.9
                                               ------     ------    -----      ------     ------     ------   ------
Income (loss) before taxes.................       3.9        4.7      5.7         9.9       (4.1)    (107.3)     6.1
Provision for income taxes.................        --        0.3       --         0.1         --        0.6      1.2
                                               ------     ------    -----      ------     ------     ------   ------
Net income (loss)..........................       3.9%       4.4%     5.7%       9.7%      (4.1)%    (107.9)%    4.9%
                                               ======     ======    =====      ======     ======     ======   ======


     In the quarter ended September 30, 1995, the Company experienced a faster than anticipated decline in the demand for certain point-to-point products, which reduced net sales relative to the Company's expectations and resulted in a $0.7 million write-down of point-to-point inventory, recorded in cost of goods sold in the quarter ended December 31, 1995. In the quarter ended December 31, 1995, the Company recorded a $5.6 million in-process research and development expense in connection with the Presticom acquisition. Net sales in that quarter and in the quarter ended March 31, 1996 were positively impacted by increased sales of the Company's Frame Relay and OEM products, as well as by the inclusion of Presticom's operations with the Company's.

     The Company has experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors including, without limitation, the volume and timing of orders from, and shipments to, major customers; market acceptance of the Company's products; the rate of end-user adoption of voice over Frame Relay; the ability of the Company's customers, particularly international customers, to obtain financing for the purchase of the Company's products; changes in pricing policies or price reductions by the Company or its competitors; variations in the Company's sales channels or the mix of product sales; the timing of new product announcements and product introductions by the Company or its competitors; product obsolescence resulting from new product introductions or changes in customer demand; the availability and cost of supplies; the financial stability of major customers; expenses associated with the acquisition of technologies or businesses; changes in regulatory requirements; the development of public telecommunications infrastructures, particularly in international markets; and currency fluctuations. While the Company regularly engages in price discounting, significant discounts in a particular quarter could adversely affect the results of operations for such quarter. In addition, significant and continuing discounts due to competition or other factors could adversely affect the Company's business, operating results and financial condition. The Company has generally not experienced seasonality in its net sales, although the Company has from time to time experienced decreased net sales to customers in Europe in the third calendar quarter of each year and has experienced some decreases in net sales in other international markets during certain periods during the year. Due to all of the foregoing factors, it is likely that in some future periods the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Quarterly results are not necessarily indicative of future performance for any particular period and there can be no assurance that the Company will attain or sustain growth in net sales and profitability on a quarterly or annual basis.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has funded its operations primarily from the sale of stock, borrowings from investors and borrowings under a bank facility. Proceeds, net of offering costs, from sales of preferred stock were $2.6 million and $2.1 million for the fiscal years ended June 30, 1993 and 1994, respectively. Net proceeds from the sale of Common Stock in the Company's initial public offering in May 1995 were $33.8 million. For the nine months ended March 31, 1996, the Company's operating activities used cash of approximately $5.6 million. At March 31, 1996, the Company had approximately $30.5 million in working capital, including $10.3 million in cash.


     Capital expenditures relating primarily to the purchase of computer equipment, test equipment, computer software and leasehold improvements amounted to approximately $1.4 million for the nine months ended March 31, 1996. The Company currently has no material commitments for capital expenditures. However, the Company anticipates spending between $2.0 million and $3.0 million during the next 12 months to acquire test equipment, computer equipment, office furniture, tooling and leasehold improvements.

     The Company has loan agreements (the "Loan Agreements") with Silicon Valley Bank (the "Bank"), which provide for two revolving credit facilities and a term loan secured by a blanket lien on all of the Company's assets. Under the two revolving credit facilities, the Company may borrow up to the lesser of $1.5 million or a total of (i) 90% of the net amount of the Company's approved accounts receivable owing from customers outside the United States plus (ii) 70% of the value of the Company's inventory held for export outside the United States, provided that such borrowings are guaranteed by the Export-Import Bank of the United States. Alternatively, borrowings under the facilities may be made up to the lesser of $3.0 million or 75% of the net amount of the Company's accounts receivable from customers within the United States. The Bank may also issue up to $500,000 in letters of credit for the account of the Company. The amount available for borrowing under the revolving credit facilities is reduced by the aggregate amount of such Letters of Credit outstanding from time to time. In no event may the aggregate outstanding principal balance of all loans made to the Company under the Loan Agreements exceed $3.0 million.

     The Loan Agreements also require the Company to maintain certain financial ratios and limit the Company's ability to incur additional debt, to repurchase the Company's stock and to pay dividends. The Company is currently in compliance with all such financial ratios and covenants. As of March 31, 1996, the Company had no outstanding balance under its revolving credit facilities and under its term loan. As of March 31, 1996, an aggregate of $3.0 million was available under the Loan Agreements. The Company believes that available cash, together with amounts available under its credit facilities, cash flow from operations and the net proceeds of this offering, will be sufficient to meet its normal operating and capital requirements for at least the next twelve months.

                                    BUSINESS

     ACT Networks, Inc. develops, manufactures, markets and sells Frame Relay wide-area network access products which support a broad range of voice, data and integrated applications. End-users and service providers worldwide use the Company's products to build cost-effective, bandwidth efficient, easy-to-manage wide area networks ("WANs"). The Company's products incorporate advanced voice and data compression algorithms, voice and data access switching capabilities, and proprietary voice, data and facsimile integration technologies. The Company's products are designed to work with either terrestrial or wireless media.

INDUSTRY BACKGROUND

     The communications traffic of many organizations has grown steadily during the past two decades due to increased use of office automation, distributed computing, electronic mail, facsimile transmission, electronic transaction processing and corporate-wide voice communications systems. This evolution has led to the use of wide area networks to provide interoffice information access and communications, which in turn has produced an increasing need for cost-effective, reliable and flexible WAN solutions.

     The WAN solutions available to an organization vary substantially depending on the organization's size and communications needs, and the state of development of the local telecommunications infrastructure. Large organizations in the United States and certain countries in Europe with large amounts of data traffic have traditionally relied upon wideband digital transmission circuits (such as T1 and E1) leased from public carriers to provide voice, facsimile and data communications between regional offices. Organizations in these countries with less data traffic, including middle market companies and branch offices of large organizations, have traditionally used a combination of low speed leased digital circuits (such as DDS 56K) for data and analog lines or public switched telephone networks for voice and facsimile communications. In certain other international markets, such as Korea, Spain and Italy, carriers are implementing digital circuits which organizations are using to build private networks which connect geographically disparate offices. The cost of these circuits generally limits their use to large organizations with substantial communications traffic. In other international markets where the public telecommunication infrastructure is less developed, such as Argentina, China, India and Russia, organizations are increasingly relying on satellite transmission and other wireless media to build or lease private digital networks to transmit voice, facsimile and data between multiple locations.

     Conventional WANs are typically comprised of leased dedicated circuits, circuit switching mechanisms and network access equipment based on time division multiplexing ("TDM"). This WAN solution has inherent limitations which may reduce its cost-effectiveness in certain applications. The deployment of a leased circuit to connect two remote sites is often inefficient because the entire bandwidth capacity is dedicated to the organization 24 hours a day even during periods of little or no communications traffic. Leased circuits are also expensive and in many cases can comprise a significant portion of an organization's total networking budget. In addition, conventional WAN solutions are inflexible as bandwidth within the network is static between two fixed points and cannot be dynamically switched among multiple locations on demand. As a result, conventional WAN solutions are not ideally suited to voice and facsimile transmissions.

     In response to the need for services that allow the flexible allocation and efficient utilization of bandwidth among multiple network sites, public carriers began providing packet-based services such as X.25. Although these services generally cost less than dedicated digital circuits and provide reliable transmission of low-speed asynchronous data, they impose substantial transmission delays and thus are not well suited for high-speed synchronous data, voice, facsimile and other delay-sensitive applications. Two "fast packet" networking technologies, Frame Relay and Asynchronous Transfer Mode ("ATM"), have emerged to address the need for integrated, cost-effective, flexible WAN solutions. Fast packet networks provide significantly reduced network delays while still permitting bandwidth capacity to be allocated on demand between any two endpoints on a WAN, thereby improving utilization efficiency and supporting a broader range of communications applications. A number of public carriers and alternative service providers in the United States and around the world are increasingly providing public fast packet services for high-speed communications traffic. In countries where carriers do not provide public fast packet transmission services, organizations can build private fast packet networks that offer many of the same benefits. While ATM is not generally available through public carriers, Frame Relay services are now widely offered in the United States and certain countries in Europe as a cost-effective, variable bandwidth networking solution. Vertical Systems Group, a telecommunications consulting group, has estimated that worldwide revenues from Frame Relay services will increase from approximately $250 million in 1994 to over $2 billion in 1997 and that worldwide Frame Relay equipment revenues will increase from approximately $525 million in 1994 to over $1.5 billion in 1997.

     The Company believes the increased availability and acceptance of Frame Relay services is creating new applications for Frame Relay access products. Enterprises are using Frame Relay to integrate voice, data and facsimile traffic over public and private Frame Relay networks. Data service providers may use Frame Relay to offer voice over their existing networks. Carriers and alternative service providers may use Frame Relay to improve the cost-efficiency of their voice services. Large data communications users may migrate from private leased lines to public Frame Relay services for the transmission of SNA and other legacy protocol data. Finally, enterprises in countries lacking a developed terrestrial infrastructure may use Frame Relay over satellite to fulfill their integrated networking needs.

THE ACT SOLUTION

     ACT's technologies and products are designed to support a wide variety of applications in the emerging Frame Relay marketplace. ACT provides cost-effective, bandwidth efficient WAN solutions to customers worldwide for the transmission of voice, data and facsimile communications traffic using Frame Relay. The Company's products incorporate advanced voice and data compression algorithms, voice and data access switching capabilities, and proprietary voice, data and facsimile integration technologies. ACT's products are based on current international standards and are designed to work with either terrestrial media (such as copper, fiber and coaxial transmission lines) or wireless media (such as satellite and microwave).

COMPANY STRATEGY

     The Company's strategy is to be a leading worldwide provider of Frame Relay access solutions. The Company intends to implement this strategy by pursuing the following initiatives:

     - Maintain Leadership in Voice Over Frame Relay. The Company believes it was the first to offer products commercially which allow the transmission of toll-quality, compressed voice over Frame Relay networks. The Company believes its technical capabilities in switching, signaling, echo cancellation, congestion management, telephony interfaces and other areas have resulted in the Company being a leader in voice over Frame Relay. Expanding commercial applications demand a variety of new functions which the Company believes it is uniquely positioned to develop due to its technological expertise. The Company intends to maintain its leadership position by building on its existing technology and developing or acquiring new technologies to enhance the functions and features of the Company's products. See "-- Product Development."

     - Penetrate Integrated Frame Relay Market. The Company believes it is a pioneer in the market for integrated Frame Relay access products and intends to increase its penetration of this market. The Company identified enhanced data capabilities, a satellite based solution and additional sales resources as important to the Company's success in this market. In response, during the last year the Company acquired data expertise and products through its acquisition of Presticom, developed and recently released its SkyFrame product family, and doubled the size of its direct sales force. The Company intends to leverage these additional resources, while continuing to develop product capabilities and build its sales force, to continue to address this growing market.


     - Capitalize on Voice Over Frame Relay Opportunities. To date, Frame Relay service providers have not included voice as a integral component of their Frame Relay service offering to end-users. The Company believes, however, that the bandwidth requirements of voice combined with the bandwidth efficiencies of Frame Relay make voice over Frame Relay an attractive service offering. Data-only providers can complement their existing services by adding cost effective Frame Relay voice services. Service providers that offer both voice and data may use Frame Relay to decrease the cost of their voice services. However, end users in this market will demand superior voice quality and extensive telephony features. The Company believes that, due to its leadership in voice over Frame Relay, the Company is well positioned to offer products designed to meet the evolving needs of this market.


     - Address Data Over Frame Relay Market. While the Company has historically focused primarily on voice applications, it has also developed and acquired expertise in data over Frame Relay applications. In particular, the Company's unique cell-based prioritization technology developed by Presticom provides it with a foundation to develop products to support multiple legacy data protocols such as SNA as well as token ring and Ethernet LAN applications. However, the Company does not believe its current products or marketing channels are adequate to effectively compete in the data market. The Company believes that a data solution is critical to the penetration of the domestic market. The Company intends to engage in strategic alliances and selective acquisitions to enhance its capabilities in this market.

     - Leverage Distribution Through Strategic Alliances. The Company believes there are a broad range of applications for its Frame Relay technologies. In order to more rapidly capitalize on the demand for products incorporating such technologies, the Company has established strategic distribution and OEM relationships with several telecommunications equipment manufacturers, including StrataCom, Scientific Atlanta and Infonet Services Corporation. The Company intends to expand its existing relationships and form new strategic alliances with additional telecommunications companies.

MARKETS AND APPLICATIONS

     The following describes the primary markets and applications for the Company's current products:

     Integrated Frame Relay Networks. The integrated Frame Relay networks market is currently the primary market for the Company's products. This market consists of companies that consolidate their voice, data and facsimile applications over a public or private network. ACT's customers in this market include domestic and international end users who choose to build a private network or to access public Frame Relay networks, as well as alternative service providers primarily in international markets who offer their customers a cost-effective networking alternative to local public carriers. Representative applications in this market include:

     - Private Frame Relay Network. In markets with developing public telecommunications infrastructures, large companies use the Company's products to access terrestrial or wireless media to establish cost-effective and bandwidth efficient private networks using leased transmission circuits. The application of advanced compression technologies in the Company's networking products to voice, data and facsimile traffic allows multinational users to connect their remote sites while reducing bandwidth requirements. For example, a large bank in Korea has deployed the Company's IFRADs to build an integrated private frame relay network connecting approximately 350 sites. This network provides switched voice and fax connectivity among these locations and concurrently supports both SNA and LAN data applications.

     - Public Frame Relay Network Access. Service providers in the United States and certain European countries offer public Frame Relay services. The Company's IFRADs allow end-users, whose telecommunications bandwidth requirements do not justify leasing wideband dedicated digital circuits, to connect directly to a public Frame Relay network and to eliminate many of the problems and costs associated with managing and supporting a private network. Middle market companies in the domestic market use ACT's IFRADs to access public Frame Relay services. For example, a large food broker and distribution company in the southeast United States uses public Frame Relay services in conjunction with the Company's IFRADs to provide corporate-wide voice, voice mail, facsimile and full data and LAN connectivity. Currently, this network covers five remote sites and, since its installation, has significantly reduced this customer's annual intra-company communications expenses.

     - Frame Relay Over Satellite. Organizations in countries without a developed terrestrial public network have limited alternatives to meet their networking needs. By deploying the Company's products, alternative service providers in developing countries can provide businesses with toll-quality voice, facsimile and data transmission services. Alternatively, businesses can use the Company's products to implement a private satellite-based network. Historically, the Company has served this market through the deployment of point-to-point products. The Company believes that its recently introduced SkyFrame product line is well-suited for this market. For example, a major Latin American satellite-based alternative service provider uses the Company's integrated point-to-point products and IFRADs to provide turn-key integrated private networks to major corporate clients in Argentina, Columbia, Venezuela and Mexico. These wireless networks now provide more than 250 companies with voice, fax and data services to over 1,200 locations.

     Voice Over Frame Relay Market. Frame Relay service providers have, to date, focused on data-only applications. The Company believes that carriers currently offering data-only services can, by using the Company's products to add a Frame Relay voice component to their service, offer voice services at a lower cost than the customer is currently paying for their separate voice network. The Company believes that a voice offering enhances the competitive position of this type of carrier. The domestic acceptance of voice-specific applications has been limited to date by a variety of factors. However, ACT believes that its recent development of many functional telephony capabilities necessary to support this application, combined with the growing acceptance of voice over Frame Relay as a technology, will result in increased utilization of this application. For example, EMI Communications Corp., a regional service provider, has announced a voice over Frame Relay service and has entered into a supply agreement with the Company. In addition, Infonet Services Corporation, a global provider of data services, has announced it intends to offer integrated services over its Frame Relay network and has entered into a supply agreement with the Company.

PRODUCTS

     The Company's product families consist of ACTnet Frame Relay, NetPerformer and SkyFrame. The chassis of each of the Company's products has a modular architecture which enables the Company to upgrade its products to meet changing market needs by adding enhancement cards or plug-in modules. The Company also offers Actview, a Microsoft Windows-based network management system. This software product allows users to perform network configuration, diagnostics, software downloading and network alarms reporting. ACTview can manage a network of up to 255 SDM-FPs or SDM-JFPs. In addition, the Company continues to sell, but not actively market, its ACTnet point-to-point products. These products provide networking communications between two fixed locations and include an integrated time division multiplexer, data compression devices, inverse multiplexers and point-to-point digital radio modems.

     ACTnet Frame Relay products include IFRADs and Frame Relay switches which enable organizations to access public Frame Relay services and build private Frame Relay networks. The Company's MS-1000 and MS-2000 Frame Relay switches are supplied by Cascade under a private label agreement. ACTnet Frame Relay products are described below.

- -----------------------------------------------------------------------------------
 NAME            DESCRIPTION
- -----------------------------------------------------------------------------------
 SDM-FP          IFRAD with 5 low speed data channels, 1 high speed data channel
                 and
                 8 expansion slots
- -----------------------------------------------------------------------------------
 SDM-JFP         IFRAD with 1 low speed data channels, 1 high speed data channel
                 and
                 4 expansion slots
- -----------------------------------------------------------------------------------
 VFC-03          4.8 to 16 Kbps voice and fax module
- -----------------------------------------------------------------------------------
 LB-01           Multiport Ethernet LAN module
- -----------------------------------------------------------------------------------
 DSM-03          3-port Frame Relay access module
- -----------------------------------------------------------------------------------
 DSE-03          3-port expansion module for DSM-03
- -----------------------------------------------------------------------------------


     NetPerformer products include multiprotocol data FRADs, multiprotocol IFRADs and central site units, which enable organizations to build public or private networks supporting legacy data (e.g., SNA) applications as well as token-ring or Ethernet LAN traffic. NetPerformer products are described below.


- -----------------------------------------------------------------------------------
 NAME            DESCRIPTION
- -----------------------------------------------------------------------------------
 SN-8600         4 port multiprotocol data FRAD with token ring or Ethernet support
- -----------------------------------------------------------------------------------
 SN-8700         4 port multiple protocol data FRAD
- -----------------------------------------------------------------------------------
 SN-7040         SN-8600 combined with SDM-JFP
- -----------------------------------------------------------------------------------
 SN-7080         SN-8600 combined with SDM-FP
- -----------------------------------------------------------------------------------
 CS-9500         Central site shelf
- -----------------------------------------------------------------------------------

     SkyFrame products include IFRADs and satellite modulators and demodulators, which enable organizations to build integrated Frame Relay networks using satellite transmission facilities. SkyFrame products are described below.



- -----------------------------------------------------------------------------------
 NAME            DESCRIPTION
- -----------------------------------------------------------------------------------
 SF-800          SDM-FP with SkyFrame operating system
- -----------------------------------------------------------------------------------
 SF-400          SDM-JFP with SkyFrame operating system
- -----------------------------------------------------------------------------------
 MOS-01          Satellite modulator with Frame Relay switch
- -----------------------------------------------------------------------------------
 DEF-01          Satellite demodulator with Frame Relay filter
- -----------------------------------------------------------------------------------


     The price of the Company's products depends on the type of network access device, the number and type of expansion modules and the software selected. The average list price of a complete network access device ranges from $5,000 to $10,000. For example, an SDM-JFP equipped with two voice channel cards and one master data channel card has a list price of approximately $7,050 and ACTview for ACTnet Frame Relay has a list price of $2,000. The Company customarily discounts from the list price of its products.

CUSTOMERS

     End-users of the Company's products include government agencies, financial institutions, retail chains, distribution companies and manufacturing organizations. The Company's products are also used by public carriers and alternative telecommunications service providers. A small number of customers have historically accounted for a substantial portion of the Company's net sales. In particular, StrataCom, IMPSAT and Scientific Atlanta accounted for 8%, 14% and 7% of the Company's net sales for the fiscal year ended June 30, 1995, and 8%, 12% and 20% for the nine months ended March 31, 1996, respectively. A representative list of end-users, alternative service providers, OEMs and private label resellers of the Company's products is set forth below:

DOMESTIC END-USERS
- ------------------

Bonnecker & Leigh
First Chicago Bank
Idaho National Guard
Intelsat
National Semiconductor
Pyrodyne
South East Frozen Food
Worldex

ALTERNATIVE SERVICE PROVIDERS
- -----------------------------

AT&T Wireless
Department of Telecom, India
Entel-Chile
IMPSAT
Infonet Services Corporation
Philippine Long Distance Company
Russtel, Russia
Telefonica de Espana
Telefonica de Peru
Teleport Europe, Germany
Victori

INTERNATIONAL END-USERS
- -----------------------

American Express, Argentina
Bank of Brazil
Cheietsee, Japan
Duty-Free, Australia
Industrial Bank of Korea
Memorex Telex, Australia
RadioCel/Biper, Mexico
Samsung, Korea
Ssangyong, Korea
TAM, Brazil

OEMS AND PRIVATE LABEL RESELLERS
- --------------------------------

Daimler-Benz
IS Networks
LNR Communications
Scientific Atlanta
StrataCom
Vitacom (Cable & Wireless)

SALES AND MARKETING

     The Company markets and sells its products primarily through a worldwide network of approximately 120 resellers, including distributors, value-added resellers and systems integrators. Because the WAN needs of end-users vary significantly from market to market, the Company focuses on contracting with local resellers who have the technical capability and the market presence to assist end-users in developing networking solutions to meet their particular needs. The Company devotes resources to educating resellers as to the benefits of the Company's products and to training them in the proper installation and support of the Company's products. The Company's salespersons support the Company's resellers in their marketing and sales efforts.

     To enhance the Company's ability to reach broader markets and to increase its customer base, the Company has entered into agreements with OEMs for the development and distribution of custom versions of the Company's products. For example, the Company has developed custom voice modules for Scientific Atlanta for their satellite-based communications systems. The Company also sells its products through a number of private label resellers, including StrataCom. The Company intends to focus on developing additional OEM and private label reseller relationships to increase the distribution of its products.

     The Company also sells its products directly to carriers, alternate service providers and large end-users. The Company believes that these customers can best be addressed by a direct sales force and the Company intends to continue to increase the number of sales personnel focused on these customers.

     The Company's marketing efforts include participating in major telecommunication trade shows held annually in the United States, Europe, Asia Pacific and Latin America; advertising in major trade journals; conducting direct mail marketing campaigns; publishing newsletters and technical articles; and conducting conferences for resellers. As of March 31, 1996, the Company's marketing department consisted of eleven full-time employees.

CUSTOMER SUPPORT AND TRAINING

     The Company considers on-going technical support, training, service and repair of its products an integral part of its business. The Company's standard product warranty includes one-year factory hardware repair, one-year telephone and facsimile technical support and a 90-day dead-on-arrival express replacement service. In addition, the Company offers extended out-of-warranty hardware repair and maintenance programs, software upgrades, a modem dial-in service and a 24-hour priority technical support hot line. Other service programs include network design and analysis, network optimizing and tuning, network staging and on-site installation and troubleshooting. Resellers and certain third party service organizations provide additional customer support.

     The Company offers its resellers a variety of one-week training modules covering product sales, technical matters and new products. In certain circumstances, the Company also offers similar training programs to end-users. Classes are conducted regularly at the Company's facility in Camarillo, California, as well as in the field. The Company intends to expand its training program strategy to include in-country training seminars for resellers and end-users.

PRODUCT DEVELOPMENT

     The Company's product development efforts are directed toward enhancing existing products and developing new products in order to meet changing end-user needs and to support an increasing number of applications. The Company believes its existing expertise in compression and integration, including proprietary echo cancellation technology, international standards-compliant telephone interfaces and protocols, embedded coding techniques, congestion management and packet jitter-correction methodology, provide the Company with a strong technology base to pursue this objective. The Company's product development efforts focus on the following principles:

     - Develop New Products and Technology. The Company continually assesses market trends, both domestic and international, with the focus of developing new products designed to meet emerging market demands. In developing new products, the Company attempts to combine its existing technology base with new technologies to provide a broader range of networking solutions to the end-user.

     - Improve Existing Technology. The Company seeks to expand the features and functionality of its existing product lines through technology modifications and enhancements to meet the changing needs of its customers. The Company continuously reviews the design and manufacturing process of its products to determine areas of product cost savings or enhanced product quality.

     - Leverage Software-defined Products. The Company has designed and continues to develop a small number of programmable hardware designs, each of which can be used for multiple products through the installation of application software that define features and functionality. This strategy allows the Company to reduce hardware design changes and retooling costs and to accelerate the certification processes for new products.

     As of March 31, 1996, the Company employed 48 persons in engineering, 32 of which were engaged primarily in software development.

     The Company believes its future success will depend, in part, upon its ability to expand and enhance the features of its existing products and to develop and introduce new products designed to meet changing customer needs on a cost-effective and timely basis. Failure by the Company to respond on a timely basis to technological developments, changes in industry standards or customer requirements, or any significant delay in product development or introduction, could have a material adverse effect on the Company's business and results of operations. There can be no assurance that the Company will respond effectively to technological changes or new product announcements by others or that the Company will be able to successfully develop and market new products or product enhancements.

COMPETITION

     The market for the Company's products is highly competitive. The Company competes directly domestically and internationally with a variety of companies offering Frame Relay access products including FastComm, Memotec, MICOM, Motorola, Sync and other companies. The Company anticipates competition from manufacturers of Frame Relay switches, such as Cascade and StrataCom, who are also suppliers to, or customers of, the Company.

     Unlike the Company, many competitors of the Company are ISO-9000 certified. Many telecommunications firms will not purchase products from suppliers that do not meet ISO-9000 specifications. Accordingly, until it has obtained ISO-9000 certification, the Company may be precluded from selling its products to such organizations and its ability to compete with other suppliers of network communications equipment may be adversely affected, resulting in loss of sales, loss of market share and lack of acceptance of the Company's products.

     The Company expects substantial additional competition from existing competitors and from a number of other companies which may enter the Company's existing or future markets. Many of the Company's current and potential competitors have substantially greater name recognition and financial, marketing, technical and other resources than the Company. Many of these companies sell directly to end-users, which the Company believes may provide a competitive edge over the Company when marketing either similar products or alternative networking solutions. Consolidations in the industry, such as the proposed acquisitions of StrataCom by Cisco Systems Inc. and MICOM by Northern Telecom Limited, could enhance the capabilities of the Company's competitors. There can be no assurance that the Company will be able successfully to compete against either current or potential competitors or that competition will not have a material adverse effect on the Company's business, operation results and financial condition.



     The principal competitive factors in the markets for the Company's products are price, conformance to industry standards, quality, product features, performance, reliability, product reputation and customer support. The Company believes it presently competes favorably in all of these areas.


MANUFACTURING

     The Company's manufacturing operations consist primarily of quality control, functional testing, final assembly, burn-in and shipping. The Company uses third parties for circuit board assembly and in-circuit testing. This approach minimizes both inventory and capital expenditures while providing production scheduling and capacity flexibility. The Company performs extensive testing and inspection of all of its products prior to shipment.

     The Company currently procures all of its components from outside suppliers. The Company has generally been able to obtain adequate supplies of all components in a timely manner from existing sources. In order to minimize the risk of supply interruption, the Company maintains quantities of selected parts and has arrangements with various suppliers to maintain shelf stock to support its near-term requirements. None of these arrangements with alternative suppliers and subcontractors obligate the Company to purchase the suppliers shelf stock.

     The Company resells Frame Relay switches purchased from Cascade. Although the Company believes similar products can be purchased from other sources, the process of qualifying replacement suppliers, generating the supporting documentation, performing system level integration, obtaining standards-compliant approval for its products, and retraining sales and marketing channels would take a significant amount of time and expense. The Company's ability to offer an integrated, cost-effective networking solution is based, in part, on its ability to sell such products as part of its present line. The Company's inability to source these products at satisfactory quality and quantity levels and with the appropriate lead time would adversely affect the Company's business and operations.

     Certain components used in the Company's products are available only from single sources. These include digital signal processors, microprocessors, programmable gate array devices, power supplies and passive components. Although the Company generally buys components under purchase orders and does not have long-term agreements with its suppliers, it expects its suppliers, most of whom are large companies such as Texas Instruments and Motorola, to be able to continue to satisfy its requirements. Although the Company believes that alternative sources are available, if the Company's ability to obtain these components were impaired or interrupted for any reason, there could be a substantial disruption in the supply of the Company's products, which could adversely affect the Company's business and financial condition and results of operations.

     The Company is not currently certified as an ISO-9000 supplier meeting the manufacturing and testing requirements established by the Industry Standards Organization. ISO-9000 is an internationally recognized quality assurance certification. The Company intends to implement procedures to bring it fully within the parameters for ISO-9000 certification and to seek such certification in the near future. There can be no assurance as to when, or if, the Company will obtain such certification.

GOVERNMENTAL REGULATION

     The Company's products are subject to regulations promulgated by the Federal Communications Commission (FCC) regarding emission of electromagnetic energy, which may interfere with other equipment. All of the Company's current products have been tested and comply with the relevant FCC regulations and with all required Underwriters Laboratories safety specifications.

     The Company's products are also subject to extensive governmental regulation and product certification in certain foreign countries. These regulations and product certification requirements are often significantly more stringent and burdensome than the regulations to which the Company's products are subject in the United States. In addition, the certification process to which the Company must subject its products before they can be marketed in such countries is time consuming and expensive, taking from six to twelve months and costing from $30,000 to $50,000 per product.

     Resellers in many countries have title to the governmental authorizations and certifications necessary to market the Company's products in such country, and there is no assurance that, in the event a reseller ceased marketing the Company's products, the reseller would transfer such authorization or certification to the Company or that the expense and delay associated with obtaining a new authorization or certification would not adversely affect the Company's business and operations in such country. There can be no assurance that resellers will continue to market the Company's products or devote the resources necessary to provide effective sales and marketing support to the Company.

PROPRIETARY RIGHTS


     The Company does not hold any patents and historically has relied on a combination of contractual rights, trade secrets, copyright and trademark law and technical measures to establish and protect its proprietary rights in its products. However, the Company may seek patent protection for certain of its technologies, when appropriate, in the future. Although the Company relies to a great extent on trade secret protection for much of its technology, and obtains confidentiality agreements from its employees, consultants and other third parties to whom the Company reveals confidential information pursuant to their business relationships, there can be no assurance that third parties will not independently develop the same or similar technology, obtain unauthorized access to the Company's proprietary technology or misuse the technology to which the Company has granted them access. The Company has substantial international operations and the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect the Company's proprietary rights to the same extent as do, laws in the United States.


     Certain technology licensed from third parties is incorporated in the Company's products. In particular, the Company licenses certain of its voice compression algorithms, the right to commercialize its SkyFrame products, components of its network management system software and other software and technology embedded in the hardware incorporated into the Company's products pursuant to nonexclusive license agreements. The failure of the Company to retain such licenses or obtain new licenses as improvements in such technology are developed and new technology is introduced could adversely affect the Company's business and results of operations.

     Since patent applications in the United States are not publicly disclosed until the patent issues, applications may have been filed which, if issued as patents, would relate to the Company's products. In addition, the Company has never conducted a comprehensive patent search relating to the technology used in its products. Accordingly, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company, its customers and end-users may be required to obtain one or more licenses from third parties. In addition, the Company has in the past, and may in the future, pay significant sums to obtain licenses from third parties to avoid the costs and uncertainties associated with defending a potential claim. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all. The defense of any lawsuit could result in time consuming and expensive litigation, damages, license fees, royalty payments and restrictions on the Company's ability to sell its products, any of which could have a material adverse effect on the Company's business and results of operations.

EMPLOYEES

     As of March 31, 1996, the Company employed 145 full-time persons, including 36 in operations, 32 in sales and marketing, 11 in customer service, 48 in engineering and 18 in finance and administration. The Company also employs a small number of temporary and contract employees. None of the Company's employees is represented by a labor union. The Company is not a party to any collective bargaining agreement or other similar agreement. The Company has experienced no work stoppages to date. The Company believes that its relationship with its employees is good.

FACILITIES

     The Company's principal administrative, engineering and manufacturing facilities are located in one 52,000 square foot leased facility in Camarillo, California, under a lease that expires on July 1, 1999. The lease was amended November 17, 1995 to add approximately 16,000 square feet. The base rent is currently approximately $43,000 a month. In addition to the base rent, the Company pays its share of the operating expenses, property tax, and insurance premiums on the building. The Company also leases 6,000 square feet of space in Montreal, Canada. ACT maintains small sales support offices in the United Kingdom and in the State of Maryland. The Company believes its facilities are adequate for its current needs and that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

     The Company has no material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company as of April 30, 1996.

           NAME              AGE                              POSITION
- ---------------------------  ---     -----------------------------------------------------------
Martin Shum................  47      Chairman of the Board of Directors, President and Chief
                                     Executive Officer
Suresh Nihalani............  43      Vice President, Product Marketing
Shaun Manesh...............  40      Vice President, Manufacturing
John W. Tucker.............  50      Vice President, Sales and Marketing
Melvin L. Flowers..........  43      Vice President, Finance and Administration, and Chief
                                     Financial Officer
Andre de Fusco.............  38      Vice President, Strategic Planning and Business Development
Peter Staab................  49      Vice President, Engineering
Linda Carlson..............  50      Vice President, Worldwide Sales
Jean-Guy Lacombe...........  39      Vice President, Operations
Brig. Gen. Harold R.
  Johnson(1)...............  72      Director
Dr. Michael Feuer(2).......  53      Director
Carlos M. Siffert(2).......  58      Director
William Ambrose(1).........  38      Director
Archie J. McGill(1)(2).....  64      Director

- ------------------------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Martin Shum founded the Company in May 1987 and has served as Chairman of the Board of Directors, President and Chief Executive Officer since that time. Prior to founding ACT, Mr. Shum was employed in various capacities by several telecommunications companies, including Vice President of marketing and development at MICOM, Director of Business Planning and Director of Engineering at General DataComm, and senior member of the technical staff at Plessey Telecommunications Research.

     Suresh Nihalani has served as Vice President, Product Marketing since December 1995. Mr. Nihalani served as the Company's Senior Vice President of Business Development from July 1995 to December 1995, Senior Vice President of Operations from April 1993 to June 1995, Vice President of Business Planning from 1990 to 1993 and Vice President of Engineering from 1987 to 1990. Before joining the Company in 1987, Mr. Nihalani was employed as Director of Product Development at MICOM.

     Shaun Manesh has served as Vice President, Manufacturing since 1990. Mr. Manesh was the Company's Director of Operations from 1988 to 1990. Prior to June 1988, Mr. Manesh was employed in various capacities with Tekelec and MICOM.

     John W. Tucker has served as Vice President, Sales and Marketing since December 1995, and served as the Company's Vice President of Sales from June 1990 until December 1995. Mr. Tucker was employed as a marketing consultant from 1988 to 1990, as Assistant Vice President of North American Sales at MICOM from 1985 to 1988 and as Director of Sales at Interlan, a local area network component manufacturer, from 1984 to 1985.

     Melvin L. Flowers has served as Chief Financial Officer and Vice President of Finance since July 1993 and as Vice President, Finance and Administration since December 1995. Prior to joining the Company, Mr. Flowers served as President and Chief Financial Officer of Pacific Earth Resources, an ornamental horticultural company, from 1991 to 1993 and from 1989 to 1991, respectively, and as Vice President and Chief Financial Officer of Spectramed Incorporated, a medical device manufacturing company, from 1986 to 1989.

     Andre de Fusco has served as Vice President, Strategic Planning and Business Development since December 1995. Mr. de Fusco joined the Company in December 1994 and served as its Vice President of Marketing until December 1995. Mr. de Fusco was employed as Director of International Accounts and Director of Business Development for Northern Telecom from 1991 to 1994 and as Vice President of Marketing and President of MaxCom, a developer of electronic mail systems, from 1984 to 1991.

     Peter Staab joined the Company in June 1995 as its Vice President of Engineering. Before joining the Company, Mr. Staab was employed at General DataComm as Director of Network Management and Systems from 1992 to 1995 and Director of Transmission Products from 1985 to 1992.

     Linda Carlson has served as Vice President, Worldwide Sales since December 1995. Ms. Carlson served as the Company's Assistant Vice President of
Sales -- Americas from January 1991 to December 1995. Prior to January 1991, Ms. Carlson was employed at various telecommunication companies, including RED-SAC and MICOM.

     Jean-Guy Lacombe has served as Vice President, Operations of the Company and the General Manager of Prestiom since December 1995. Mr. Lacombe was the Chairman of the Board and Chief Executive Officer of Presticom from February 1988 until November 1995.

     Brig. Gen. (retired) Harold R. Johnson has served as a member of the Board of Directors of the Company since 1988. Brig. Gen. Johnson is currently the Senior Vice President of Business Development at The Fairchild Corporation, an aerospace and communications company, and has been with Fairchild in various capacities since 1988. From 1980 to 1988, Brig. Gen. Johnson was founder, President and Chief Executive Officer of Telebit Corporation, a manufacturer of modems.

     Dr. Michael Feuer has served as a member of the Board of Directors since 1992. Dr. Feuer is a general partner of Pacific Technology Fund, a venture capital firm with which he has been associated since 1992, and the President of Santa Clara Associates, Inc., an investment management company and an affiliate of Pacific Technology Fund with which Dr. Feuer has been associated since 1987. Since 1991, Dr. Feuer has been a director of Fiberstars, Inc., a manufacturer of specialized lighting equipment. Dr. Feuer was elected as a director of the Company in connection with an investment in the Company by Pacific Technology Fund.


     Carlos M. Siffert has served as a member of the Board of Directors since 1993. Mr. Siffert is a Director of Promon, a large Brazilian telecommunications and engineering services company. Mr. Siffert is also the Chief Executive Officer of Promon Tecnologia, S.A., an entity controlled by Promon, and has been associated with Promon Tecnologia, S.A. for over 30 years. Mr. Siffert was elected as a director of the Company pursuant to a voting agreement entered into in connection with Promon International's investment in the Company.



     William W. Ambrose has served as a member of the Board of Directors since 1993. Mr. Ambrose is the President of Pyramid Research, Inc. a telecommunications market research organization which he founded in 1986. Mr. Ambrose was elected as a director of the Company pursuant to a voting agreement entered into in connection with investment in the Company by a subsidiary of Promon.


     Archie J. McGill has served as a member of the Board of Directors since 1994. Mr. McGill is the President and Chief Executive Officer of Chardonnay Inc., an investment management company, and has served in such position since 1986. Mr. McGill served as President of Rothschild, Inc., a venture capital investment firm, from 1983 to 1986. Mr. McGill was previously President of the AIS/American Bell division of AT&T and a Vice President of Marketing for International Business Machines.

     The Board of Directors of the Company is divided into three classes, designated "Class I," "Class II" and "Class III," respectively. Each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. However, each initial director in Class I (Mr. Siffert and Dr. Feuer) serves for a term ending on the date of the annual meeting of stockholders held in 1998; each initial director in Class II (Mr. Ambrose and Mr. McGill) serves for a term ending on the date of the annual meeting of stockholders held in 1997 and each initial director in Class III (Mr. Shum and Brig. Gen. Johnson) serves for a term ending on the date of the annual meeting of stockholders held in 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 15, 1996, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Common Stock offered hereby, by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Selling Stockholders, (iii) each of the Company's directors, (iv) each of the executive officers and (v) all directors and executive officers of the Company as a group:


                                             SHARES BENEFICIALLY                  SHARES BENEFICIALLY
DIRECTORS, FIVE PERCENT STOCKHOLDERS, NAMED         OWNED            NUMBER OF           OWNED
                 EXECUTIVE                   PRIOR TO OFFERING(1)     SHARES      AFTER OFFERING(1)(2)
  OFFICERS AND DIRECTORS AND OFFICERS AS A   --------------------      BEING      --------------------
                   GROUP                      NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
- -------------------------------------------- ---------    -------    ---------    ---------    -------
Promon Ltda................................. 1,494,768     19.9%       710,000      784,768       8.7%
  AVE Pres. Juscelino Kubitschek, 1830
  04543-900 Sao Paulo-SP, Brazil(3)
Pacific Technology Fund..................... 1,238,751      16.5       600,000      638,751       7.1
  P.O. Box 1704
  Palo Alto, CA 94302-1704
Ardsley Advisory Partners...................   374,500       5.0            --      374,500       4.2
  646 Steamboat Road
  Greenwich, CT 06836(4)
Pyramid Research, Inc.......................    55,155         *        30,000       25,155         *
  14 Arrow Street
  Cambridge, MA 02138
Martin Shum(5)..............................   504,024       6.4        60,000      444,024       4.7
William W. Ambrose(6).......................    55,155         *            --       25,155         *
Dr. Michael Feuer(7)........................ 1,238,751      16.5            --      638,751       7.1
Brig. Gen. H. R. Johnson....................    38,716         *            --       38,716         *
Carlos M. Siffert(8)........................ 1,494,768      19.9            --      784,768       8.7
Archie J. McGill(9).........................    42,857         *        10,000       32,857         *
Melvin L. Flowers(10).......................   105,857       1.4        17,000       88,857       1.0
Suresh Nihalani(11).........................    98,275       1.3        18,000       80,275         *
John Tucker(12).............................   116,820       1.5        18,000       98,820       1.1
Andre de Fusco(13)..........................    88,000       1.2         6,000       82,000         *
Shaun Manesh(14)............................    85,748       1.1         8,000       77,784         *
Peter Staab(15).............................    80,000       1.1         6,000       74,000         *
Linda Carlson(16)...........................    49,643         *         7,000       42,643         *
Jean-Guy Lacombe(17)........................   138,372       1.8            --      138,372       1.5
All directors and executive officers as a
  group (14 persons)(18).................... 4,136,986      48.4     1,490,000    2,646,986      26.4


- ------------------------------
  *  Less than 1%.

 (1) Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) Assumes that the Underwriters' over-allotment option is not exercised.


 (3) The shares are owned beneficially and of record by FIQ-Trading, Marketing, Servicos e Consultores Lda. ("FIQ"), a company controlled by Promon. As such, Promon may be deemed to have beneficial ownership of such shares.


 (4) Based upon information contained in a Statement on Schedule 13G, dated February 12, 1996, filed with the SEC by Ardsley Advisory Partners and Mr. Philip J. Hempleman. The Schedule 13G states that Mr. Hempleman is deemed to have beneficial ownership of 374,500 shares of Common Stock as of February 12, 1996.


 (5) Includes 38,576 shares held by members of Mr. Shum's family and 35,106 shares held by Helen Shum and Martin Shum as Trustees of the Shum Trust, dated April 15, 1994. Also includes 430,347 shares issuable upon exercise of immediately exercisable options (including 1,704 shares issuable upon exercise of options held by Mr. Shum's spouse) of which 190,367 shares will be vested within 60 days from May 15, 1996.


 (6) Includes 55,155 shares beneficially owned by Pyramid Research, Inc. Mr. Ambrose, as President of Pyramid Research, Inc., may be deemed to have beneficial ownership of these shares.

 (7) Includes 1,238,751 shares (638,751 shares after the offering) owned by Pacific Technology Fund. Dr. Feuer and Belfield Services, Inc., as general partners of Pacific Technology Fund, may be deemed to have beneficial ownership of these shares. Dr. Feuer disclaims beneficial ownership of these shares.


 (8) Includes 1,494,468 shares (784,765 shares after the offering) beneficially owned by Promon and FIQ. Mr. Siffert, as Director of Promon, may be deemed to have beneficial ownership of these shares. Mr. Siffert disclaims beneficial ownership of these shares.


 (9) Includes 42,857 shares issuable upon exercise of options.


(10) Includes 74,286 shares issuable upon exercise of immediately exercisable options of which 7,503 shares will be vested within 60 days from May 15, 1996.



(11) Includes 2,143 shares held by members of Mr. Nihalani's family. Also includes 57,828 shares issuable upon exercise of immediately exercisable options (including 1,418 shares issuable upon exercise of options held by Mr. Nihalani's spouse) of which 5,761 shares will be vested within 60 days from May 15, 1996.



(12) Includes 104,500 shares issuable upon exercise of immediately exercisable options of which 38,312 shares will be vested within 60 days from May 15, 1996. Excludes shares beneficially owned by Mr. Tucker's spouse, Linda Carlson, an executive officer of the Company.



(13) Includes 87,000 shares issuable upon exercise of immediately exercisable options of which 33,583 shares will be vested within 60 days from May 15, 1996.



(14) Includes 53,857 shares issuable upon exercise of immediately exercisable options of which 7,817 shares will be vested within 60 days from May 15, 1996.



(15) Includes 80,000 shares issuable upon exercise of immediately exercisable options of which 6,500 shares will be vested within 60 days from May 15, 1996.



(16) Includes 49,643 shares issuable upon exercise of immediately exercisable options of which 11,900 shares will be vested within 60 days from May 16, 1996. Excludes shares beneficially owned by Ms. Carlson's spouse, John Tucker, an executive officer of the Company.



(17) Includes 519 shares held by Michi Technical Services, Inc. ("Michi"). Mr. Lacombe is the sole shareholder of Michi.



(18) Includes 55,155 (25,155 shares after the offering) shares owned by Pyramid Research, Inc., 1,238,751 shares (638,751 shares after the offering) owned by Pacific Technology Fund and 1,494,768 shares (784,768 shares after the offering) owned by Promon. Also includes an aggregate of 1,041,736 shares issuable to the Company's directors and executive officers upon the exercise of immediately exercisable options held by such directors and executive officers of which 344,600 shares will be vested within 60 days from May 15, 1996.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC and Wessels, Arnold & Henderson, L.L.C., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock.

                                                                          NUMBER OF
        NAME                                                               SHARES
        ----                                                              ---------
        Hambrecht & Quist LLC...........................................
        Wessels, Arnold & Henderson, L.L.C. ............................
                                                                          ---------
        Total...........................................................
                                                                          ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, the Selling Stockholders and the Company's counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a concession
not in excess of $          per share to certain other brokers and dealers.
After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and is subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Certain stockholders of the Company, including the executive officers and directors, who will own in the aggregate approximately 2,000,000 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock, other than shares of Common Stock purchased by such persons pursuant to the Company's Employee Stock Purchase Plan, owned by them during the 90-day period commencing on the date of this Prospectus. The Company has agreed that it will not, without the Representatives' prior written consent, offer, sell or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of

Common Stock, or securities exchangeable for or convertible into shares of Common Stock, during such 90-day period except that the Company may grant additional options under its stock option plans and issue shares of Common Stock under its Employee Stock Purchase Plan or pursuant to the exercise of outstanding options and warrants.


     In connection with this offering, the Underwriters and certain selling group members may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of the shares in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period prior to the filing of this Prospectus with the Commission and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Brobeck, Phleger & Harrison LLP, Newport Beach, California. As of May 15, 1996, members of Brobeck, Phleger & Harrison LLP beneficially owned 8,400 shares of the Company's Common Stock. Certain legal matters relating to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements of the Company at June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.


     The Company is subject to the informational requirements of the Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available quarterly reports for the first three quarters of each fiscal year following the end of each such fiscal quarter.

                          GLOSSARY OF TECHNICAL TERMS

Asynchronous Transfer Mode
  ("ATM")..................  A fast packet data communications service that uses fixed-length cells for the switching and transmission of voice, video and data. ATM typically operates at speeds of 45 Mbps and higher and can be implemented as a private or public network service. ATM networking services are generally faster than Frame Relay services but require greater bandwidth utilization.


Data communications
  services.................  The movement of computer-encoded information from one point to another by means of an electrical transmission system.


E1.........................  Standard digital transmission facilities transmitting information at 2.048 Mbps.

Frame......................  A packet of digitally encoded information consisting of three parts: a header that identifies the sender, the destination, the type of information contained in the frame and the size of the frame; the actual information; and a trailer indicating the end of the frame.

Frame Relay................  A fast packet data communications service that uses variable-length frames for the switching and transmission of voice, video and data. Frame Relay typically operates at speeds ranging from 64Kbps to T1, or 1.544Mbps, and can be implemented as a private or public network service.

Kbps.......................  Thousand bits per second. A measure of the rate of data transmission.

Local Area Network
  ("LAN")..................  A high-speed data communications network that is located in a small geographic area, such as an office or campus. These networks typically do not use public carrier service.

Mbps.......................  Million bits per second. A measure of the rate of data transmission.

Packet.....................  A self-contained block of data containing control and user information that is switched and transmitted across a network.

Protocol...................  A set of rules governing communication (and the exchange of data) between two entities or systems.

SNA........................  Systems Network Architecture. A protocol designed for communication with IBM computer networks.

Switching..................  The process of interconnecting two devices with a logical connection across a network, using shared resources.

T1.........................  Standard digital transmission facilities transmitting information at 1.544 Mbps.

Time Division
Multiplexing...............  The sharing of a high-speed line by successively assigning a given channel to different users at different times.


X.25.......................  A packet switching protocol.



Wide Area Network
  ("WAN")..................  A network spanning a large geographical area with nodes that span city, state, or national boundaries. These networks often use public carrier services.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................  F-2
Balance Sheets at June 30, 1994 and 1995 and at March 31, 1996 (unaudited)............  F-3
Statements of Operations for the years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996 (unaudited)...............................  F-4
Statements of Stockholders' Equity for the years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1996 (unaudited)............................  F-5
Statements of Cash Flows for the years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996 (unaudited)...............................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
ACT Networks, Inc.

     We have audited the accompanying balance sheets of ACT Networks, Inc. as of June 30, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACT Networks, Inc. at June 30, 1994 and 1995, and the results of its operations and its cash flows each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Woodland Hills, California
August 15, 1995

                               ACT NETWORKS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              JUNE 30,
                                                      -------------------------     MARCH 31,
                                                         1994           1995           1996
                                                      ----------     ----------     ----------
                                                                                    (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................  $  796,476     $30,546,278    $10,327,767
  Short-term investments............................          --             --      7,076,470
  Accounts receivable, less allowances of $57,000,
     $63,000 and $65,000, respectively..............   2,655,768      4,529,210      7,983,417
  Accounts receivable from stockholders.............          --        669,160        446,244
  Inventory.........................................   1,800,363      4,677,190      7,268,784
  Prepaid expenses..................................     146,409        244,315        496,699
  Deposits..........................................      75,113         68,100         89,000
  Deferred income taxes.............................          --         82,176         82,176
  Tax credits and grants receivable.................          --             --        514,250
                                                      ----------     ----------     ----------
          Total current assets......................   5,474,129     40,816,429     34,284,807
Plant, equipment and other improvements:
  Machinery and equipment...........................     970,112      1,696,257      2,627,750
  Furniture and fixtures............................     171,428        359,500        361,349
  Computer software.................................     242.513        411,438        720,389
  Leasehold improvements............................          --        284,659        543,667
                                                      ----------     ----------     ----------
                                                       1,384,053      2,751,854      4,253,155
Accumulated depreciation and amortization...........     649,273      1,233,003      1,927,736
                                                      ----------     ----------     ----------
                                                         734,780      1,518,851      2,325,419
Goodwill............................................          --             --      1,955,797
Other assets........................................     189,296        561,498        464,486
                                                      ----------     ----------     ----------
          Total assets..............................  $6,398,205     $42,896,778    $39,030,509
                                                      ==========     ==========     ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $  972,116     $1,475,020     $2,649,490
  Accrued expenses..................................     295,268        625,627        320,985
  Accrued vacation..................................     191,628        239,888        281,078
  Accrued commissions...............................      92,361        153,656         46,522
  Income taxes payable..............................          --         86,958        270,089
  Note payable......................................          --             --        187,547
                                                      ----------     ----------     ----------
          Total current liabilities.................   1,551,373      2,581,149      3,755,711
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value
     Authorized shares -- 45,000,000 in 1994 and
     1995
     Issued and outstanding -- 17,351,666 in 1994
       and none in 1995.............................   7,931,000             --             --
  Common stock, $.001 par value
     Authorized shares -- 40,000,000
     Issued and outstanding -- 1,210,767 in 1994,
     7,149,830 in 1995 and 7,456,830 at March 31,
     1996...........................................       1,211          7,150          7,457
  Common stock paid-in capital in excess of par
     value..........................................     785,259     42,662,121     44,058,220
  Promon secured deposit............................    (300,000)       (45,000)            --
  Accumulated deficit...............................  (3,570,638)    (2,308,642)    (8,780,876)
  Accumulated translation adjustment................          --             --        (10,003)
                                                      ----------     ----------     ----------
          Total stockholders' equity................   4,846,832     40,315,629     35,274,798
                                                      ----------     ----------     ----------
          Total liabilities and stockholders'
            equity..................................  $6,398,205     $42,896,778    $39,030,509
                                                      ==========     ==========     ==========

                            See accompanying notes.

                               ACT NETWORKS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     NINE MONTHS ENDED
                                                   YEAR ENDED JUNE 30,                   MARCH 31,
                                           ------------------------------------   -----------------------
                                              1993         1994         1995         1995         1996
                                           ----------   ----------   ----------   ----------   ----------
                                                                                  (UNAUDITED)
Net sales................................  $6,207,138   $12,653,782  $20,566,247  $14,823,421  $19,299,372
Expenses:
  Cost of goods sold.....................   3,184,777    5,939,497    9,244,460    6,592,050   10,020,685
  Research and development...............   1,503,774    1,955,260    3,586,230    2,696,181    3,550,015
  Sales and marketing....................   1,777,422    2,942,734    4,784,467    3,382,907    5,068,552
  General and administrative.............   1,158,444    1,334,641    1,735,759    1,291,741    2,311,262
  Acquired in-process research and
     development.........................          --           --           --           --    5,600,000
                                           ----------   ----------   ----------   ----------   ----------
                                            7,624,417   12,172,132   19,350,916   13,962,879   26,550,514
                                           ----------   ----------   ----------   ----------   ----------
Income (loss) from operations............  (1,417,279)     481,650    1,215,331      860,542   (7,251,142)
Other:
  Interest and other income (expense)....       8,356       29,498      252,172       (9,233)     951,250
  Interest expense.......................     (25,921)     (20,747)    (183,725)    (132,957)     (39,345)
  Loss due to earthquake.................          --     (281,203)          --           --           --
                                           ----------   ----------   ----------   ----------   ----------
                                              (17,565)    (272,452)      68,447     (142,190)     911,905
                                           ----------   ----------   ----------   ----------   ----------
Income (loss) before income taxes........  (1,434,844)     209,198    1,283,778      718,352   (6,339,237)
Provision for income taxes...............          --           --       21,782       14,000      132,997
                                           ----------   ----------   ----------   ----------   ----------
Net income (loss)........................  $(1,434,844) $  209,198   $1,261,996   $  704,352   $(6,472,234)
                                           ==========   ==========   ==========   ==========   ==========
Net income (loss) per share..............  $    (0.52)  $     0.05   $     0.24   $     0.15   $    (0.89)
                                           ==========   ==========   ==========   ==========   ==========
Shares used in computing net income
  (loss) per share.......................   2,739,232    3,851,964    5,210,910    4,726,124    7,233,789
                                           ==========   ==========   ==========   ==========   ==========

                            See accompanying notes.

                               ACT NETWORKS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 COMMON
                                                                  STOCK
                 PREFERRED STOCK           COMMON STOCK      PAID-IN CAPITAL    PROMON                   ACCUMULATED
             ------------------------   ------------------    IN EXCESS OF      SECURED    ACCUMULATED   TRANSLATION
               SHARES        AMOUNT      SHARES    AMOUNT       PAR VALUE       DEPOSIT      DEFICIT     ADJUSTMENT      TOTAL
             -----------   ----------   --------   -------   ---------------   ---------   -----------   -----------   ----------
Balance at
 July 1,
 1992......    5,800,000   $3,100,000   1,116,867  $ 1,117     $   718,623     $      --   $(2,344,992)   $      --    $1,474,748
  Issuance
    of
    Series
    C
convertible
  preferred
   stock...    1,666,666      500,000         --        --              --            --           --            --       500,000
  Issuance
    of
    Series
    D
convertible
  preferred
   stock...    5,315,000    2,126,000         --        --              --            --           --            --     2,126,000
  Exercise
    of
    options
    to
   purchase
    common
   stock...           --           --      3,500         3           2,447            --           --            --         2,450
  Issuance
    of
   warrants
    to
   purchase
    common
    stock..           --           --         --        --          71,000            --           --            --        71,000
  Net
    loss...           --           --         --        --              --            --   (1,434,844 )          --    (1,434,844)
             -----------   ----------   --------   -------   ---------------   ---------   -----------   -----------   ----------
Balance at
  June 30,
  1993.....   12,781,666    5,726,000   1,120,367    1,120         792,070            --   (3,779,836 )          --     2,739,354
  Issuance
    of
    Series
    E
convertible
  preferred
   stock...    4,570,000    2,205,000         --        --         (70,000)           --           --            --     2,135,000
  Deposit
    secured
    by
    Series
    E
  preferred
    stock..           --           --         --        --              --      (300,000)          --            --      (300,000)
  Exercise
    of
    options
    to
   purchase
    common
    stock..           --           --     81,829        82          57,198            --           --            --        57,280
  Exercise
    of
   warrants
    to
   purchase
    common
    stock..           --           --      8,571         9           5,991            --           --            --         6,000
  Net
  income...           --           --         --        --              --            --      209,198            --       209,198
             -----------   ----------   --------   -------   ---------------   ---------   -----------   -----------   ----------
Balance at
  June 30,
  1994.....   17,351,666    7,931,000   1,210,767    1,211         785,259      (300,000)  (3,570,638 )          --     4,846,832
  Amortization
    of deposit
    secured
    by
    Series
    E
  preferred
   stock...           --           --         --        --              --       255,000           --            --       255,000
  Exercise
    of
    options
    to
   purchase
    common
   stock...           --           --    167,740       168         117,512            --           --            --       117,680
  Exercise
    of
   warrants
    to
   purchase
    common
    stock..           --           --    144,907       145          33,255            --           --            --        33,400
 Conversion
    of
convertible
  preferred
    stock
    to
    common
   stock...  (17,351,666)  (7,931,000)  2,721,416    2,721       7,928,279            --           --            --            --
  Initial
    public
offering...           --           --   2,905,000    2,905      33,797,816            --           --            --    33,800,721
  Net
  income...           --           --         --        --              --            --    1,261,996            --     1,261,996
             -----------   ----------   --------   -------   ---------------   ---------   -----------   -----------   ----------
Balance at
  June 30,
  1995.....           --           --   7,149,830    7,150      42,662,121       (45,000)  (2,308,642 )          --    40,315,629
  Exercise
    of
    options
    and
   warrants
    to
   purchase
    common
   stock...           --           --    130,635       131         115,424            --           --            --       115,555
  Issuance
    of
    stock
    for
   purchase
    of
  Presticom
    Inc....           --           --    176,365       176       1,280,675            --           --            --     1,280,851
  Amortization
    of deposit
    secured
    by
    Series
    E
  preferred
   stock...           --           --         --        --              --        45,000           --            --        45,000
Translation
adjustment...          --          --         --        --              --            --           --       (10,003)      (10,003)
  Net
    loss...           --           --         --        --              --            --   (6,472,234 )          --    (6,472,234)
             -----------   ----------   --------   -------   ---------------   ---------   -----------   -----------   ----------
  Balance
    at
    March
    31,
    1996              --   $       --   7,456,830  $ 7,457     $44,058,220     $      --   $(8,780,876)   $ (10,003)   $35,274,798
             ===========   ==========   ========   =======   ==============    =========   ============  ============  ==========

                            See accompanying notes.

                               ACT NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                 NINE MONTHS ENDED
                                                              YEAR ENDED JUNE 30,                    MARCH 31,
                                                     --------------------------------------   ------------------------
                                                        1993         1994          1995          1995          1996
                                                     ----------   ----------   ------------   -----------   ----------
                                                                                                    (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss)................................  $(1,434,844) $  209,198   $  1,261,996   $   704,352   $(6,472,233)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation and amortization....................     195,204      269,979        583,730       421,415      792,797
  Write-off of in-process research and
    development....................................          --           --             --            --    5,600,000
  Provision for allowances on accounts
    receivable.....................................     241,770       27,193          6,492            --           --
  Provision (benefit) for deferred taxes...........          --           --        (82,176)           --           --
  Loss on equipment disposals......................          --       37,853             --            --           --
  Amortization of shareholder research and
    development deposit............................          --           --        255,000       225,000       45,000
  Changes in operating assets and liabilities:
    Accounts receivable............................    (833,526)    (982,110)    (2,549,094)   (1,175,376)  (2,201,182)
    Inventory......................................    (388,934)    (789,338)    (2,876,827)   (2,172,820)  (2,240,628)
    Prepaid expenses...............................      71,401     (129,917)       (97,906)      (18,109)    (776,803)
    Deposits.......................................      17,254      (54,109)         7,013        46,440           --
    Accounts payable and accrued expenses..........     131,928      481,397      1,029,776       720,532     (263,982)
                                                     ----------   ----------   ------------   -----------   ----------
Net cash used in operations........................  (1,999,747)    (929,854)    (2,461,996)   (1,248,566)  (5,517,031)
INVESTING ACTIVITIES
Increase in short-term investments.................          --           --             --            --   (6,596,398)
Purchase of plant, equipment and other fixed
  assets...........................................    (215,572)    (610,601)    (1,367,801)   (1,025,662)  (1,388,199)
Acquisition of Presticom Inc. net of cash
  acquired.........................................          --           --             --            --   (6,880,470)
Proceeds from sale of equipment and other..........       1,000           --             --            --           --
Other assets.......................................          --     (156,067)      (372,202)     (633,251)      97,012
                                                     ----------   ----------   ------------   -----------   ----------
Net cash used in investing activities..............    (214,572)    (766,668)    (1,740,003)   (1,658,913)  (14,768,055)
FINANCING ACTIVITIES
  Stock warrants and options.......................      73,450       63,280        151,080       128,319      115,801
Issuance of preferred stock, net of offering
  costs............................................   2,626,000    2,135,000             --            --           --
Shareholder secured research and development
  deposit..........................................          --     (300,000)            --            --           --
Borrowings on line of credit.......................          --           --      2,850,000     3,250,000       75,675
Repayments on line of credit.......................          --           --     (2,850,000)   (2,150,000)          --
Proceeds from note payable.........................     400,000           --             --     1,100,000           --
Repayment of note payable..........................    (581,978)          --             --            --     (124,900)
Principal payments on capital lease................     (22,189)     (27,424)            --            --           --
Net proceeds from stock offerings..................          --           --     33,800,721            --           --
                                                     ----------   ----------   ------------   -----------   ----------
Net cash provided by financing activities..........   2,495,283    1,870,856     33,951,801     2,328,319       66,576
                                                     ----------   ----------   ------------   -----------   ----------
Net increase (decrease) in cash....................     280,964      174,334     29,749,802      (579,160)  (20,218,510)
Cash and cash equivalents at beginning of year.....     341,178      622,142        796,476       796,476   30,546,278
                                                     ----------   ----------   ------------   -----------   ----------
Cash and cash equivalents at end of year...........  $  622,142   $  796,476   $ 30,546,278   $   217,316   $10,327,768
                                                     ============ ============ =============  ============  ============
Cash and cash equivalents paid during the year for:
  Interest.........................................  $   72,659   $   20,747   $    183,725   $   141,031   $    7,575
  Income taxes.....................................  $      800   $       --   $     17,000   $    14,000   $   12,012
Non-cash investing and financing activities:
  Acquisition of Presticom Inc.
    Fair market value of assets (including
      goodwill) acquired...........................  $       --   $       --   $         --   $        --   $3,856,115
    Fair market value of in-process research and
      development..................................          --           --             --            --    5,600,000
    Fair market value of liabilities assumed.......          --           --             --            --     (887,769)
    Issuance of stock..............................          --           --             --            --   (1,280,851)
    Cash acquired..................................          --           --             --            --     (407,025)
                                                     ----------   ----------   ------------   -----------   ----------
         Cash paid for acquisition of Presticom,
           Inc.....................................  $       --   $       --   $         --   $        --   $6,880,470
                                                     ============ ============ =============  ============  ============

                            See accompanying notes.

                               ACT NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

  Organization and Operations

     ACT Networks, Inc. (formerly Advanced Compression Technology, Inc.) (the Company) was incorporated on May 15, 1987. The Company develops, manufactures and markets integrated wide area network (WAN) access products which use Frame Relay and Time Division Multiplexing. The Company's products utilize advanced compression algorithms, access switching capabilities and proprietary integration technologies to build cost-effective, bandwidth efficient WANs.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents and Short Term Investments

     Short-term investments that are part of the Company's cash management portfolio are classified as cash equivalents and are carried at amortized cost. These investments are highly liquid, are of limited credit risk and have original maturities of three months or less. The carrying amount of cash equivalents approximates market. Short term investments consist primarily of commercial paper and corporate notes and are considered available for sale under Statement of Financial Accounting Standards No. 115. The investments generally mature within six months and are carried at cost which approximates fair value.

  Concentration of Credit Risks and Significant Customers


     Accounts receivable consist primarily of amounts due from various original equipment manufacturers, end users and distributors primarily located in foreign countries. The Company does not require collateral. However, the Company does perform periodic credit evaluations and analysis of the amounts due from its customers. In addition, the Company carries credit insurance on certain foreign accounts receivable, which is subject to certain limits. Included in accounts receivable at June 30, 1994, 1995 and March 31, 1996 is $1,712,973, $3,256,939
and $4,659,715, respectively, of amounts due from foreign customers. Credit losses have been within management's expectations and management believes that potential uncollectible accounts have been provided for in the financial statements.


     The three largest accounts receivable from individual customers represented 50.2%, 8.1% and 6.3% at June 30, 1994, 18.1%, 12.7% and 8.2% at June 30, 1995
and 16.8%, 16.8% and 6.6% at March 31, 1996 of total accounts receivable, respectively.

     Sales includes amounts to certain individual customers that exceed 10% of total sales. Sales to two customers represented 15.4% and 12.9% of total sales for 1993, sales to one customer represented 23% of total sales for 1994, sales to one customer represented 14% of total sales for 1995, sales to two customers represented 17.5% and 10.2% of total sales for the nine months ended March 31, 1995 and sales to two customers represented 19.9% and 11.7% of total sales for the nine months ended March 31, 1996.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

     The Company's sales by geographic area are as follows:

                                                                           NINE MONTHS ENDED
                                        YEAR ENDED JUNE 30,                    MARCH 31,
                               -------------------------------------    ------------------------
                                 1993          1994          1995          1995          1996
                               ---------    ----------    ----------    ----------    ----------
North America...............   $2,191,478   $3,841,546    $6,907,360    $4,818,097    $8,467,067
Latin America...............   1,765,900     4,397,680     5,317,735     3,613,017     5,174,230
Europe......................     655,326     1,073,218     2,404,614     1,680,852     2,220,866
Asia Pacific................   1,594,434     3,341,338     5,936,538     4,711,455     3,437,209
                               ---------    ----------    ----------    ----------    ----------
Total.......................   $6,207,138   $12,653,782   $20,566,247   $14,823,421   $19,299,372
                               =========    ==========    ==========    ==========    ==========

  Revenue Recognition

     The Company recognizes revenue from product sales upon shipment. The Company's products are generally under warranty against defects and are sold with provisions for certain levels of continuing customer support. The amount of any potential warranty costs or other customer support costs are estimated and provided for in the period of sale.

  Inventory

     Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of the following:

                                                              JUNE 30,
                                                     --------------------------     MARCH 31,
                                                        1994           1995           1996
                                                     -----------    -----------    -----------
    Purchased parts..............................    $   543,602    $ 2,177,590    $ 1,879,420
    Sub-assemblies and finished goods............      1,256,761      2,499,600      5,389,364
                                                     -----------    -----------    -----------
                                                     $ 1,800,363    $ 4,677,190    $ 7,268,784
                                                       =========      =========      =========

  Plant, Equipment and Other Improvements

     Plant, equipment and other improvements are stated on the basis of cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the lease term, which vary from three to seven years.

  Accounting for Income Taxes

     Effective July 1, 1993 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes'. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The adoption of SFAS No. 109 had no material effect on the Company. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

  Credits and Grants

     The Company receives foreign credits and grants from Canada and the Province of Quebec related to research and development expenditures made by its Canadian subsidiary. These amounts are reflected as a reduction of research and development expense in the Company's Statement of Operations. Amounts receivable as of March 31, 1996 of such credits and grants amounted to $514,250. For the nine months ended March 31, 1996, $78,400 of these credits and grants were reflected as a reduction of research and development expense in the accompanying statement of operations.

  Loss due to Earthquake

     The Company incurred certain expenses and losses relating to the January 17, 1994 Northridge earthquake. These expenses and losses primarily relate to outside service labor, materials used in repairs, storage rent charges, losses on destroyed assets and charges incurred in relocating to a new facility after the earthquake.

  Net Income (Loss) Per Share


     Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants (using the modified treasury stock method) have been included in the computation when dilutive and common equivalent shares from the convertible preferred stock which converted into common stock in connection with the Company's initial public offering are included as if converted at the original date of issuance even though inclusion is anti-dilutive. Pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletins, all common and common equivalent shares issued by the Company at an exercise price below the public offering price during the twelve-month period prior to the offering (cheap stock) have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method at the initial public offering price per share and the if-converted method for convertible preferred stock) through the year ended June 30, 1994. For the year ended June 30, 1995, such cheap stock shares were treated as being outstanding through the date of the initial public offering.


     Net income (loss) per share for the years ended June 30, 1993, 1994 and 1995 under "Accounting Principles Bulletin No. 15" (APB No. 15) which excludes the cheap stock adjustment pursuant to the SEC Staff Accounting Bulletins and excluding the convertible preferred stock for the year ended June 30, 1993 because it is anti-dilutive are as follows:

                                                                  YEAR ENDED JUNE 30,
                                                          ------------------------------------
                                                             1993         1994         1995
                                                          ----------   ----------   ----------
    Net income (loss) per share.........................  $   (1.27)   $      .06   $      .24
                                                          =========    ==========   ==========
    Shares used in computing net income (loss) per
      share.............................................   1,128,284    3,620,767    5,303,417
                                                           =========    =========    =========

     Supplemental earnings per share for the year ended June 30, 1995 was $0.27. Supplemental earnings per share reflects what earnings per share would have been under APB No. 15 if the debt retired with the proceeds from the initial public offering (see footnote 9) had been retired at the beginning of the period. The weighted average number of shares of common stock whose presumed proceeds are to be used to retire debt are included in this calculation. The Company had no such debt

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

during the year ended June 30, 1994, therefore supplemental calculations of earnings per share are not applicable.

  Reclassification

     Certain prior year balances have been reclassified to conform with the current year presentation.

  Interim Financial Data

     The unaudited financial statements for the nine months ended March 31, 1995 and 1996 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles. Income taxes for the nine months ended March 31, 1995 and 1996 are based on the estimated effective annual rate applicable for the full year.

     The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of results to be expected for the full fiscal year.

2. LINE OF CREDIT AND NOTES PAYABLE

     The Company has two loan and security agreements with a bank which provide for aggregate borrowings from the bank up to a maximum of $3,000,000. Under one agreement, the Company may borrow up to the lesser of $3,000,000 or 75% of eligible accounts receivable from customers within the United States (the revolving line of credit). Under the second agreement the Company may borrow up to the lesser of $1,500,000 or 90% of eligible accounts receivable from customers outside the United States, plus 70% of eligible inventory provided these borrowings are guaranteed by the Export-Import Bank of the United States (Exim Bank) pursuant to the guarantee agreement between the bank and the Exim Bank (the Exim line of credit). However, the total amount outstanding under the revolving line of credit and Exim line of credit is limited to $3,000,000. The revolving line of credit and Exim line of credit expire on November 5, 1995. At June 30, 1995, there were no outstanding balances under any of the lines of credit. Interest is payable monthly at a rate equal to the bank's prime rate (9% at June 30, 1995) plus 1.0% on the Exim line of credit, the bank's prime rate plus 1.5% on the revolving line of credit.

     The loan and security agreement provide for the issuance of letters of credit in an aggregate amount outstanding up to $500,000. Letters of credit outstanding reduce the amount available under the revolving line of credit. At June 30, 1995, no letters of credit were outstanding.

     The loan and security agreements contain certain covenants that, among other things, require the Company to maintain certain financial ratios and limit the Company's ability to obtain certain forms of additional debt, to repurchase the Company's stock and pay dividends.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

3. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                YEAR ENDED JUNE 30,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
    Current:
      Federal..........................................  $     --     $     --     $ 91,307
      State............................................        --           --       18,659
                                                         --------     --------     --------
                                                               --                   109,966
    Deferred:
      Federal..........................................        --           --      (88,184)
      State............................................        --           --           --
                                                         --------     --------     --------
                                                               --                   (88,184)
                                                         --------     --------     --------
                                                         $     --     $     --     $ 21,782
                                                         ========     ========     ========

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before tax is as follows:

                                                                     YEAR ENDED JUNE 30,
                                                                    ----------------------
                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Statutory federal income tax rate.............................  (34 )%    34 %     34 %
    Net operating loss not benefitted.............................   34       --       --
    Change in valuation allowance.................................   --      (34 )    (39 )
    State income taxes............................................   --       --        5
    Other.........................................................   --       --        2
                                                                    ----     ----     ----
                                                                      0 %      0 %      2 %
                                                                    ====     ====     ====

     There is no tax provision in 1993 because the Company incurred a loss for the year. The tax provision for the years ended June 30, 1995 and June 30, 1994 included the application of net operating loss carryforwards which generated tax benefits of approximately $519,000 and $77,000, respectively.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                    JUNE 30,
                                                            -------------------------
                                                               1994           1995
                                                            ----------     ----------
        Deferred tax assets:
          Technology deposit..............................  $       --     $  110,415
          Allowance for losses on receivables.............      24,489         24,219
          Vacation accruals...............................      76,319         83,088
          Depreciation....................................      22,508         76,507
          Inventory valuation allowance...................      83,569         39,986
          Net operating loss carryforwards................   1,130,345        568,845
          Research and development credits................     538,890        497,331
          AMT credits.....................................          --         82,176
          Rent holiday....................................          --         25,980
          Other...........................................      23,938         31,658
                                                            -----------    -----------
                  Total deferred tax assets...............   1,900,058      1,540,205
        Deferred tax liabilities:
          Software development costs......................          --        (30,459)
                                                            -----------    -----------
        Net deferred tax assets...........................   1,900,058      1,509,746
        Valuation allowance...............................  (1,900,058)    (1,427,570)
                                                            -----------    -----------
                                                            $       --     $   82,176
                                                            ===========    ===========

     The valuation allowance increased by $400,000 during the year ended June 30, 1994. At June 30, 1995, the Company has net operating loss carryforwards for federal tax and state tax purposes of approximately $1,673,000 and $-0-, respectively, which expire in 2002 through 2009. The Company has research and development credit carryforwards of $301,000 and $196,000 federal and state tax purposes, respectively, that expire through 2009. As a result of certain changes in ownership of the Company under IRC section 382, the use of certain net operating loss carryforwards and research and development carryforwards are limited annually to approximately $1,200,000 and $400,000, respectively.

4. STOCK OPTIONS


     At June 30, 1995, the Company has a 1987 stock option plan and a 1993 stock option plan which provide for granting stock options to key employees, directors, outside consultants and independent contractors. At June 30, 1995, the Company has authorized a total of 1,478,571 shares for issuance under the 1987 and 1993 stock option plans, of which 510,243 shares remain available for grant at June 30, 1995.


     Options granted under the 1987 and 1993 stock option plans carry an exercise price of not less than 85% of the fair market value as of the date of the option grant and expire after ten years. The Company executes individual option agreements under the stock option plans which provide that, in general, the shares underlying the options become vested at 24% of the total grant after the completion of the first 12 full months of employment and 2% per month thereafter.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)


     In October 1994, the Company adopted the 1995 stock option bonus program (the program). The program provided for granting specific option awards to certain individuals based on the achievement of certain Company performance goals for the year ended June 30, 1995. Options to purchase an aggregate maximum of 63,989 shares of common stock were granted under the program.



     The following is a summary of all stock option activity for the three years ended June 30, 1995 and the six months ended March 31, 1996:


                                                                 EXERCISE PRICE     NUMBER OF
                                                                   PER SHARE         SHARES
                                                                 --------------     ---------
    Outstanding at July 1, 1992................................    $  .07-.70         579,857
      Granted..................................................           .70          82,143
      Canceled.................................................           .70         (31,500)
      Exercised................................................           .70          (3,500)
                                                                                    ---------
    Outstanding at June 30, 1993...............................       .07-.70         627,000
      Granted..................................................      .70-1.05          55,357
      Canceled.................................................           .70         (20,600)
      Exercised................................................           .70         (81,829)
                                                                                    ---------
    Outstanding at June 30, 1994...............................      .07-1.05         579,928
      Granted..................................................     1.75-4.90         263,000
      Canceled.................................................      .70-4.90         (25,303)
      Exercised................................................      .70-1.75        (167,740)
                                                                                    ---------
    Outstanding at June 30, 1995...............................      .07-4.90         649,885
      Granted..................................................     .70-17.25         972,308
      Canceled.................................................     .70-17.25         (21,535)
      Exercised................................................     .70-16.50        (128,485)
                                                                                    ---------
    Outstanding at March 31, 1996..............................    $.07-17.25       1,472,173
                                                                                    =========


     At June 30, 1993, 1994 and 1995, options for 526,191, 579,928 and 649,885 shares were exercisable, respectively. At June 30, 1995, 1,160,128 shares are reserved for issuance upon the exercise of outstanding options and options available for grant. In September 1995, the Company adopted the 1995 stock option/stock issuance plan (the "1995 Plan") and an employee stock purchase plan. The 1995 Plan serves as the successor to the 1987 and 1993 stock option plans and all options outstanding and options available for grant under the 1987 and 1993 stock option plans were incorporated into the 1995 Plan. At March 31, 1996, the Company has authorized a total of 1,780,844 shares of common stock for issuance under the 1995 Plan and 150,000 shares of common stock under the employee stock purchase plan. At March 31, 1996 approximately 180,186 shares remain available for grant and 1,652,359 are reserved for issuance upon the exercise of outstanding options and options available for grant under the 1995 Plan.


5. STOCK WARRANTS


     On June 27, 1990, pursuant to a note and warrant purchase agreement (the Agreement) the Company sold warrants to purchase up to 128,571 shares of the Company's common stock at an

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

exercise price of $.70 per share to a stockholder for $10,000. On July 31, 1990, pursuant to the Agreement, the Company sold warrants to purchase up to 290,571 shares of the Company's common stock at an exercise price of $.70 per share to certain officers, stockholders and employees for $22,600. Warrants issued under the Agreement are exercisable for a five year period. On April 5, 1991, warrants to purchase 270,000 shares of common stock were exercised. During the year ended June 30, 1995, warrants to purchase 144,907 shares of common stock were exercised and the remaining warrants were canceled in consideration of the exercise.

     On March 31, 1993, pursuant to a note and warrant purchase agreement dated October 19, 1992, the Company sold to a lender warrants to purchase up to 14,286 shares of the Company's common stock at an exercise price of $7.00 per share for $1,000. The warrant expires on October 19, 1997.

     In connection with a loan and security agreement executed in March 1993, the Company issued warrants to purchase up to 4,286 shares of the Company's Common Stock at an exercise price of $3.50 per shares. These warrants expire in March 1998.


     The following table summarizes the Company's common stock reserved for issuance upon the exercise of the warrants outstanding at June 30, 1995 and March 31, 1996.


                                                                      NUMBER OF SHARES
                                                                    ---------------------
                                                                     JUNE
                                      EXERCISE      EXPIRATION        30,       MARCH 31,
        WARRANT DATE:                  PRICE           DATE          1995         1996
        ------------                  --------     -------------    -------     ---------
        March 23, 1993..............   $ 3.50       October 1997     4,286        4,286
        March 31, 1993..............     7.00         March 1998    14,286           --
                                                                    ------        -----
                                                                    18,572        4,286
                                                                    ======        =====

6. PRODUCT DEVELOPMENT AGREEMENT

     In connection with the exercise of warrants to purchase 4,570,000 shares of Series E preferred stock in 1994, the Company executed a product development agreement with Promon Technical Services, Inc. (PTS) a company under the control of Promon International, Inc., the warrant holder and a significant stockholder. Under the terms of the agreement, the Company made a deposit for future development funding of a new product. This deposit is fully refundable should the Company not approve the related product development design specifications or should PTS fail to develop the product according to approved design specifications. The deposit is secured by shares of the Company's stock owned by Promon International, Inc. held in escrow. The payment was made from the proceeds of the issuance of 4,570,000 shares of Series E preferred stock to Promon International, Inc. upon the exercise of certain warrants. The deemed fair value of the contracted development effort was estimated to be approximately $350,000. Of the total $500,000 payment, $350,000 was for the development contract and $150,000 was a reduction of the proceeds received from the preferred stock issuance as an inducement for exercising the warrants. Of the $350,000 development contract $50,000 was recorded as research and development expense in the year ended June 30, 1994 and the remaining $300,000 was recorded as a contra-equity account to be charged to research and development expense over the development period. For the year ended June 30, 1995, the Company charged $225,000 of the $300,000 to research and development expense based on the efforts expended in that period.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

7. COMMITMENTS

     The Company leases its office, manufacturing facility and certain equipment under noncancelable lease agreements. The office and manufacturing facility lease is subject to annual increases based on the consumer price index. Future minimum lease payments as of June 30, 1995 are as follows:

                                                                            JUNE 30,
        FISCAL YEAR ENDED JUNE 30,                                            1995
        --------------------------                                         ----------
        1996.............................................................  $  476,232
        1997.............................................................     406,885
        1998.............................................................     396,396
        1999.............................................................     396,396
        2000.............................................................          --
                                                                           ----------
                                                                           $1,675,909
                                                                           ==========

     Rental expense under operating leases was $219,000, $240,000, and $537,000 for the years ended June 30, 1993, 1994 and 1995 respectively.

8. EMPLOYEES' RETIREMENT PLAN


     In 1994, the Company established a 401(k) Plan (the Plan) covering substantially all of its full-time employees. Employees may make voluntary contributions to the Plan. The Company may voluntarily contribute a percentage of the employees contribution, at its discretion, subject to certain limitations. The Company made no contributions to the Plan during the years ended June 30, 1994 and 1995.


9.  STOCKHOLDERS' EQUITY


     In March 1995, the Board approved the Company's "reincorporation" in Delaware and a one-for-seven reverse stock split of the Company's common stock. All share and per share data has been adjusted retroactively to reflect the reverse stock split.



     In May 1995, the Company completed an initial public offering of 2,905,000 shares of the Company's unissued common stock and 200,000 shares of its outstanding common stock being offered by certain selling shareholders at $13.00 per share. In connection with this offering all previously outstanding preferred stock was automatically converted into common stock based on the appropriate conversion ratios. At March 31, 1996, the Company does not have authorized preferred stock.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

10.  QUARTERLY OPERATING DATA (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations:

                                                                      QUARTER
                                                      ---------------------------------------
                                                      FIRST      SECOND     THIRD      FOURTH
                                                      ------     ------     ------     ------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Year ended
      June 30, 1995
      Net sales.....................................  $4,411     $4,877     $5,535     $5,743
      Gross profit..................................   2,415      2,726      3,090      3,091
      Net income....................................     171        216        317        558
              Net income per share..................  $ 0.04     $ 0.05     $ 0.07     $ 0.09
    Year ended
      June 30, 1994
      Net sales.....................................  $2,471     $2,816     $3,460     $3,907
      Gross profit..................................   1,276      1,523      1,832      2,084
      Net income (loss).............................      17        172        (76)        97
              Net income (loss) per share...........  $ 0.01     $ 0.05     $(0.02)    $ 0.02

11.  BUSINESS ACQUISITION


On November 30 1995, ACT Networks, Inc. and Canada Inc., a wholly-owned subsidiary of the Company, acquired (the "Acquisition") all the issued and outstanding shares of Presticom Inc., a Canadian corporation ("Presticom"). Presticom is a developer of multiprotocol frame relay access devices with expertise in the SNA environment. The aggregate purchase price (excluding acquisition costs of approximately $600,000) paid by the Company was approximately $8,568,346 consisting of $7,287,495 paid in cash and the issuance of 176,365 shares of common stock of the Company with an estimated fair market value of $1,280,851, representing a discount from the quoted market price at the date of acquisition due to certain trading restrictions placed on the stock pursuant to the agreement


     The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the date of acquisition. The purchase price plus costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired. Approximately $5,600,000 of the total purchase price represented the value of in-process research and development that had not yet reached technological feasibility and was charged to the Company's operations.

     The Company's consolidated results of operations include the operating results of Presticom from the acquisition date. The following unaudited pro forma information combines the consolidated results of operations of the Company and Presticom as if the acquisition had occurred on July 1, 1995 and 1994. Adjustments have been made to reflect the amortization of goodwill identified in the purchase price allocation, the reduction in interest income earned or increase in interest expense incurred due to the decrease in cash position or increased borrowings resulting from the cash used as part of the acquisition consideration, and the issuance of common stock as part of the acquisition consideration. The pro forma information is presented for illustrative purposes only, and is not necessarily indicative

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

of what the actual results of operations would have been during such periods or representative of future operations.

                                                       NINE MONTHS ENDED       YEAR ENDED
                                                        MARCH 31, 1996        JUNE 30, 1995
                                                       -----------------    -----------------
    Net sales........................................     $20,177,453          $22,567,115
    Net income (loss)................................      (1,534,523)             303,278
    Net income (loss) per share......................           (0.21)                0.06

     The pro forma information presented above does not reflect the write off of in-process research and development costs of $5,600,000 which was included in the actual operating results for the nine months ended March 31, 1996.

     The following unaudited pro forma condensed combining balance sheet as of September 30, 1995, and the unaudited pro forma condensed combining statements of operations of the Company and Presticom Inc. (Presticom) for the year ended June 30, 1995, and the three months ended September 30, 1995, have been prepared to illustrate the effect of the Acquisition, which is being accounted for as a purchase, as though the Acquisition had occurred on September 30, 1995, for purposes of the pro forma balance sheet and as of July 1, 1994, and July 1, 1995, for purposes of the pro forma statements of operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying Notes to the Unaudited Pro Forma Condensed Combining Financial Statements.

     The pro forma condensed combining financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations of the Company that would have been reported had the Acquisition occurred on the dates indicated, nor do they represent a forecast of the consolidated financial position of the Company at any future date or the consolidated results of operations of the Company for any future period. Furthermore, no effect has been given in the unaudited pro forma condensed combining statements of operations for operating and synergistic benefits that may be realized by virtue of the Acquisition. Amounts allocated to the Presticom assets and liabilities, as reflected in the accompanying pro forma financial statements, are preliminary. The unaudited pro forma condensed combining financial statements, including the Notes thereto should be read in conjunction with the historical consolidated financial statements of the Company and Presticom, which are, respectively, incorporated herein by reference.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

PRO FORMA CONDENSED COMBINING BALANCE SHEET
SEPTEMBER 30, 1995

                                             ACT                         PRO FORMA       PRO FORMA
                                          NETWORKS       PRESTICOM      ADJUSTMENTS     CONSOLIDATED
                                         -----------     ----------     -----------     -----------
ASSETS
Current assets:
  Cash and cash equivalents..........    $27,361,793     $  666,235(1)  $(7,887,495)    $20,140,533
  Accounts receivable................      5,695,239      1,210,897(2)      (20,000)      6,886,136
  Accounts receivable from
     stockholder.....................        669,160             --              --         669,160
  Inventory..........................      6,756,863        345,431(2)      (40,000)      7,062,294
  Prepaid expense and deposits.......        475,841         18,349              --         494,190
  Deferred tax asset.................         82,176             --              --          82,176
                                         -----------     ----------     -----------     -----------
          Total current assets.......     41,041,072      2,240,912      (7,947,495)     35,334,489
Net property, plant and equipment....      1,932,766        107,188              --       2,039,954
Other assets.........................        511,347             --              --         511,347
Acquired in-process research and
  development........................             --             --(2)    5,600,000              --
                                                  --             --(3)   (5,600,000)             --
Goodwill.............................             --             --(2)    1,920,567       1,920,567
                                         -----------     ----------     -----------     -----------
          Total assets...............    $43,485,185     $2,348,100     $(6,026,928)    $39,806,357
                                         ===========     ==========     ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................    $ 2,374,136     $  264,427                     $ 2,638,563
  Accrued expenses...................        908,833             --(2)  $    40,000         948,833
  Income taxes payable...............         86,958         94,516              --         181,474
                                         -----------     ----------     -----------     -----------
          Total current
            liabilities..............      3,369,927        358,943          40,000       3,768,870
Long-term debt.......................             --        241,378              --         241,378
Stockholders' equity:
  Contributed capital................     42,679,403      1,205,584(1)    1,280,851      43,960,254
                                                  --             --(2)   (1,205,584)             --
  Promon secured capital.............        (45,000)            --              --         (45,000)
  Accumulated deficit................     (2,519,145)       542,195(3)   (5,600,000)     (8,119,145)
                                                  --             --(2)     (542,195)             --
          Total stockholders'
            equity...................     40,115,258      1,747,779      (6,066,928)     35,796,109
                                         -----------     ----------     -----------     -----------
          Total liabilities and
            stockholders' equity.....    $43,485,185     $2,348,100     $(6,026,928)    $39,806,357
                                         ===========     ==========     ===========     ===========

   See accompanying notes and adjustments to pro forma financial statements.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

PRO FORMA ADJUSTMENTS TO CONDENSED COMBINING PRO FORMA BALANCE SHEET

     1) Reflects the reductions in cash and issuance of common stock for the purchase of all the outstanding shares of Presticom Inc.

        Cash.............................................................  $7,287,495
        Common stock.....................................................   1,280,851
                                                                           ----------
        Total purchase price.............................................   8,568,346
        Cash paid for acquisition costs..................................     600,000
                                                                           ----------
                                                                           $9,168,346
                                                                           ==========

     2) Reflects the preliminary allocation of the purchase price, based on estimated fair values, to the historical Presticom Inc. balance sheet as follows:


        Acquired in-process research and development.....................  $5,600,000
        Goodwill.........................................................   1,920,567
        Carrying amount of inventory.....................................     (40,000)
        Carrying amount of allowance for bad debt........................     (20,000)
        Accrued liabilities..............................................     (40,000)
        Assets and liabilities at book value which approximates market...   1,747,779
                                                                           ----------
                                                                           $9,168,346
                                                                           ==========



     3) Reflects the one-time write-off of $5,600,000 of acquired in-process research and development identified in the purchase price allocation.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 1995

                                             ACT                         PRO FORMA       PRO FORMA
                                          NETWORKS       PRESTICOM      ADJUSTMENTS     CONSOLIDATED
                                         -----------     ----------     -----------     -----------
Revenues and sales.....................  $20,566,247     $2,000,868              --     $22,567,115
Cost and expenses:
  Cost of goods sold...................    9,244,460        677,382              --       9,921,842
  Research and development.............    3,586,230        242,784              --       3,829,014
  Sales and marketing..................    4,784,467        795,064              --       5,579,531
  General and administrative...........    1,735,759        233,892(1)  $   274,367       2,244,018
                                         -----------     ----------     -----------     -----------
                                          19,350,916      1,949,122         274,367      21,574,405
Income (loss) from continuing
  operations...........................    1,215,331         51,746        (274,367)        992,710
                                         -----------     ----------     -----------     -----------
Other:
  Interest & other income..............      252,170         22,733(2)      (73,617)        201,286
  Interest expense.....................     (183,727)            --(2)     (657,291)       (841,018)
                                         -----------     ----------     -----------     -----------
Income (loss) before taxes.............    1,283,774         74,479      (1,005,275)        352,978
Provision for income taxes.............       21,782         27,918              --          49,700
                                         -----------     ----------     -----------     -----------
Net income (loss)......................  $ 1,261,992     $   46,561     $(1,005,275)    $   303,278
                                         ===========     ==========     ===========     ===========
Net earnings (loss) per share..........        $0.24                                          $0.06
Average shares outstanding.............    5,210,910             --(3)      176,365       5,387,275

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995

                                                ACT                        PRO FORMA       PRO FORMA
                                              NETWORKS      PRESTICOM     ADJUSTMENTS     CONSOLIDATED
                                             ----------     ---------     -----------     ------------
Revenues and sales.........................  $5,101,782     $ 471,632                      $5,573,414
Costs and expenses:
  Cost of good sold........................   2,642,331       169,427                       2,811,758
  Research and development.................   1,037,496        26,227                       1,063,723
  Sales and marketing......................   1,406,039       129,836                       1,535,875
  General and administrative...............     600,218        63,330(1)   $  68,592          732,140
                                             ----------     ---------     -----------     ------------
                                              5,686,084       388,820         68,592        6,143,496
Income (loss) from continuing operations...    (584,302)       82,812        (68,592)        (570,082)
                                             ----------     ---------     -----------     ------------
Other:
  Interest and other income                     373,800         4,966(2)    (110,425)         268,341
                                             ----------     ---------     -----------     ------------
  Income (loss) before taxes...............    (210,502)       87,778       (179,017)        (301,741)
  Provision for income taxes...............          --       (17,446)            --          (17,446)
                                             ----------     ---------     -----------     ------------
Net income (loss)..........................  $ (210,502)    $ 105,224      $(179,017)      $ (284,295)
                                              =========      ========      =========       ==========
Net loss per share.........................  $    (0.03)                                   $    (0.04)
Average shares outstanding.................   7,734,957              (3)     176,365        7,911,322

   See accompanying notes and adjustments to pro forma financial statements.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)

PRO FORMA ADJUSTMENTS TO CONDENSED COMBINING
PRO FORMA INCOME STATEMENT

     1) Reflects the amortization of goodwill identified in the purchase price allocation.

     2) Reflects lower interest income earned and/or increased interest expense due to change in cash position as a result of the Acquisition.

     3) Reflects the issuance of additional common stock to purchase Presticom Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING
FINANCIAL STATEMENTS

     The unaudited pro forma combining financial statements and related notes give effect to the Acquisition as a purchase. The unaudited combined pro forma balance sheet assumes that the Acquisition was completed as of September 30, 1995, and the unaudited pro forma combined statements of operations assume that the Acquisition was completed on July 1, 1994, for the year ended June 30, 1995, and July 1, 1995, for the three months ended September 30, 1995.

     All interim financial data of the Company and Presticom Inc. (Presticom), respectively, used to develop the unaudited pro forma combining balance sheet and restatements of operations is unaudited, but in the opinions of the Company and Presticom, respectively, reflect all adjustments necessary (consisting only of normal recurring entries) for a fair presentation thereof. However, it should be understood that accounting measurements at interim dates may be less precise than at year end.

     The unaudited pro forma combined statements of operations are not necessarily indicative of operating results which would have been achieved had the Acquisition been consummated as of July 1, 1994, or July 1, 1995, and should not be construed as representative of future operations.


     The preliminary allocation of the purchase price among identifiable tangible and intangible assets, as reflected in the accompanying pro forma financial statements, was based on an analysis of the estimated fair value of those assets. Specifically, acquired in-process research and development was analyzed through interviews and analysis of data concerning each Presticom project in development. Expected future cash flows of the developmental projects were discounted to present value taking into account risks associated with the inherent difficulties and uncertainties in completing the projects, and thereby achieving technological feasibility, and the risks related to the viability of the potential changes in future target markets. The Company's expected post-acquisition business strategies were considered as they relate to Presticom's current products and projects in development. Presticom's primary project in development, BCX Netperformer Series, represents a starting point of continued development for the combined company, which will require substantial efforts to attain the functionality and reliability of the underlying products to ultimately reach its intended target market.



     The above analysis resulted in approximately $5,600,000 for acquired in-process research and development. Under generally accepted accounting principles, acquired in-process research and development will be expensed immediately after the Acquisition is completed.

                               ACT NETWORKS, INC.

                                 JUNE 30, 1995
             (INFORMATION FOR THE NINE MONTHS ENDED MARCH 31, 1995
                 AND SUBSEQUENT TO JUNE 30, 1995 IS UNAUDITED)


     Using the same methodology, developed technology was analyzed. Expected future cash flows of the developed technology were discounted taking into account risks related to the characteristics and application of each product, existing and future markets, and assessments of the life cycle stage of each product. This analysis resulted in an estimated value of $590,000 of developed technology, which has reached technological feasibility and therefore is capitalizable. This amount has been included in Goodwill. The amount of purchase price allocated to developed technology resulted is a smaller amount than that allocated to acquired in-process research and development due to the relatively shorter life remaining in those products.


     Goodwill was also identified in this process. The Goodwill will be amortized over seven years.

     For the purposes of the Unaudited Pro Forma Condensed Combining Financial Statements, a purchase price of $8,568,399 was allocated to Presticom's September 30, 1995, balance sheet. The purchase price assumes (i) the payment of $7,287,495 in cash and (ii) the issuance of 176,365 shares of the Company's Common Stock with an estimated fair market value of $1,280,851, all in exchange for all outstanding Presticom Capital Stock. The estimated fair market value of the Company's common stock represents the quoted market price of $10.375 discounted 30% due to certain restrictions on trading such stock pursuant to the Acquisition Agreement. The purchase price allocation assumes the payment of approximately $600,000 in fees and expenses related to the Acquisition.


     The Unaudited Pro Forma Condensed Combining statements of operations for the year ended June 30, 1995, and for the three months ended September 30, 1995, do not include the estimated $5,600,000 write-off of acquired in-process research and development as it is a material non-recurring charge. The write-off of purchased in-process research and development will be included in the actual consolidated statement of operations of the Company in the fiscal quarter ending December 31, 1995.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   14
Use of Proceeds.......................   14
Price Range of Common Stock...........   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   26
Management............................   37
Principal and Selling Stockholders....   40
Underwriting..........................   42
Legal Matters.........................   44
Experts...............................   44
Additional Information................   44
Glossary of Technical Terms...........   45
Index to Financial Statements.........  F-1

     UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                3,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                                WESSELS, ARNOLD
                                  & HENDERSON

                                  MAY   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee. All of the expenses below will be paid by the Company.

                                       ITEM                                      AMOUNT
    --------------------------------------------------------------------------  ---------
    Registration fee..........................................................  $  52,940
    NASD filing fee...........................................................     15,853
    NASDAQ Additional Listing fee.............................................     17,500
    Blue Sky fees and expenses................................................      5,000
    Printing and engraving expenses...........................................    100,000
    Legal fees and expenses...................................................    150,000
    Accounting fees and expenses..............................................     30,000
    Transfer Agent and Registrar fees.........................................      2,000
    Directors and officers insurance..........................................    400,000
    Miscellaneous.............................................................     83,707
                                                                                ---------
              Total...........................................................  $ 857,000
                                                                                 ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws (the "Bylaws") (Exhibit 3.2 hereto) provide that the Company shall indemnify its directors and officers if such officer or director acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of the Company, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence, and requires the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise.

     In addition, the Company's Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a directors' responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate of Incorporation further provides that the Company shall indemnify its directors and officers to the fullest extent permitted by law, and requires the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the director to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Certificate of Incorporation also provides that rights conferred under such Certificate of Incorporation shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company has obtained a directors' and officers' liability insurance policy that, subject to certain limitations, terms and conditions, will insure the directors and officers of the Company against losses arising from wrongful acts (as defined by the policy) in his or her capacity as a director or officer.

     In addition, the Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Company.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

     The following Exhibits are attached hereto and incorporated herein by reference.


EXHIBIT
NUMBER                                           DESCRIPTION
- -------       ---------------------------------------------------------------------------------
 **1.1    --  Form of Underwriting Agreement.
   4.1    --  Specimen certificate representing shares of Common Stock of the Company.
              Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement
              on Form S-1, Registration No. 33-90394.
   4.2    --  Form of Warrant of the Company. Incorporated by reference to Exhibit 4.2 to the
              Company's Registration Statement on Form S-1, Registration No. 33-90394.
 **5.1    --  Form of Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities being registered.
  10.1    --  Standard Industrial/Commercial Multi-Tenant Lease-Modified Net dated May 23, 1994 by and between Herman Bennett and the Company. Incorporated by reference to
              Exhibit 10.1 to the Company's Registration Statement on Form S-1, Registration
              No. 33-90394.
  10.2    --  Master Lease Agreement dated January 11, 1994 and between the Company and
              Leasetec Corporation, as amended and supplemented. Incorporated by reference to
              Exhibit 10.2 to the Company's Registration Statement on Form S-1, Registration
              No. 33-90394.
  10.3    --  Loan and Security Agreement dated March 23, 1993, as amended, between Silicon
              Valley Bank and the Company and related agreements and documents. Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1,
              Registration No. 33-90394.
  10.4    --  Loan and Security Agreement (Exim) dated May 11, 1994, as amended, between
              Silicon Valley Bank and the Company and related agreements and documents.
              Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement
              on Form S-1, Registration No. 33-90394.

EXHIBIT
NUMBER                                           DESCRIPTION
- -------       ---------------------------------------------------------------------------------
  10.5    --  Executive Employment Agreement dated December 23, 1992, by and between the
              Company and Martin Shum. Incorporated by reference to Exhibit 10.5 to the
              Company's Registration Statement on Form S-1, Registration No. 33-90394.
  10.6    --  Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, Registration No. 33-90394.
  10.7    --  1987 Stock Option Plan (the "1987 Plan"). Incorporated by reference to Exhibit
              10.7 to the Company's Registration Statement on Form S-1, Registration No.
              33-90394.
  10.8    --  Form of Amended Notice of Grant of Stock Option with respect to holders of installment incentive stock options granted under the 1987 Plan. Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1,
              Registration No. 33-90394.
  10.9    --  Form of 1987 Installment Incentive Stock Option Agreement, Immediately
              Exercisable Stock Option Agreement and Immediately Exercisable Non-Qualified
              Stock Option Agreement generally used in connection with the 1987 Plan.
              Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement
              on Form S-1, Registration No. 33-90394.
  10.10   --  Form of 1987 Stock Purchase Agreement generally used in connection with the 1987
              Plan. Incorporated by reference to Exhibit 10.10 to the Company's Registration
              Statement on Form S-1, Registration No. 33-90394.
  10.11   --  1993 Stock Option Plan as amended (the "1993 Plan"). Incorporated by reference to
              Exhibit 10.11 to the Company's Registration Statement on Form S-1, Registration
              No. 33-90394.
  10.12   --  Form of Notice of Grant of Stock Option generally used in connection with the
              1993 Plan. Incorporated by reference to Exhibit 10.12 to the Company's
              Registration Statement on Form S-1, Registration No. 33-90394.
  10.13   --  Form of 1993 Stock Option Agreement generally used in connection with the 1993
              Plan. Incorporated by reference to Exhibit 10.13 to the Company's Registration
              Statement on Form S-1, Registration No. 33-90394.
  10.14   --  Form of 1993 Stock Purchase Agreement generally used in connection with the 1993
              Plan. Incorporated by reference to Exhibit 10.14 to the Company's Registration
              Statement on Form S-1, Registration No. 33-90394.
 *10.15   --  Cooperation and Supply Agreement dated as of November 19, 1993 by and between
              StrataCom, Inc. and the Company. Incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, Registration No. 33-90394.
  10.16   --  Technical Information Escrow Agreement dated July 18, 1994 by and between
              StrataCom, Inc., the Indianapolis Vault Company and the Company. Incorporated by
              reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1,
              Registration No. 33-90394.
  10.17   --  Memorandum of Agreement dated January 19, 1995 by and between the Company, Promon
              International, Inc. and Pacific Technology Fund. Incorporated by reference to
              Exhibit 10.17 to the Company's Registration Statement on Form S-1, Registration
              No. 33-90394.
  10.18   --  Shareholder Rights Agreement dated as of April 23, 1992, as amended by Amendment
              No. 1 to Shareholder Rights Agreement dated as of August 11, 1992, Amendment No.
              2 to Shareholder Rights Agreement dated as of October 19, 1992, Amendment No. 3 to Shareholder Rights Agreement dated as of December 18, 1992, Amendment No. 4 to
              Shareholder Rights Agreement dated as of March 15, 1993, Amendment No. 5 to
              Shareholder Rights Agreement dated as of November 16, 1993, and Amendment No. 6 to Shareholder Rights Agreement dated as of December 15, 1994. Incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1,
              Registration No. 33-90394.
  10.19   --  Virtual DAMA Agreement dated December 31, 1993, by and between the Company and
              Promon Technical Services, Inc., as amended. Incorporated by reference to Exhibit
              10.19 to the Company's Registration Statement on Form S-1, Registration No.
              33-90394.

EXHIBIT
NUMBER                                           DESCRIPTION
- -------       ---------------------------------------------------------------------------------
  10.20   --  1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). Incorporated by
              reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8,
              Registration No. 33-80007.
  10.22   --  Form of Stock Option Agreement generally used in connection with the
              Discretionary Option Grant Program of the 1995 Plan. Incorporated by reference to
              Exhibit 99.3 to the Company's Registration Statement on Form S-8, Registration
              No. 33-80007.
  10.21   --  Form of Addendum to Stock Option Agreement (Limited Stock Appreciation Right).
              Incorporated by reference to Exhibit 99.4 to the Company's Registration Statement
              on Form S-8, Registration No. 33-80007.
  10.24   --  Form of Addendum to Stock Option Agreement (Involuntary Termination Following
              Change of Control). Incorporated by reference to Exhibit 99.5 to the Company's
              Registration Statement on Form S-8, Registration No. 33-80007.
  10.25   --  Form of Addendum to Stock Option Agreement (Special Tax Elections). Incorporated
              by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8,
              Registration No. 33-80007.
  10.26   --  Form of Automatic Stock Option Agreement. Incorporated by reference to Exhibit
              99.9 to the Company's Registration Statement on Form S-8, Registration No.
              33-80007.
  10.27   --  Form of Stock Issuance Agreement generally used in connection with the
              Discretionary Option Grant Program of the 1995 Plan. Incorporated by reference to
              Exhibit 99.10 to the Company's Registration Statement on Form S-8, Registration
              No. 33-80007.
  10.28   --  Form of Addendum to Stock Issuance Agreement (Involuntary Termination Following
              Change of Control). Incorporated by reference to Exhibit 99.11 to the Company's
              Registration Statement on Form S-8, Registration No. 33-80007.
  10.29   --  Form of Addendum to Stock Issuance Agreement (Special Tax Elections).
              Incorporated by reference to Exhibit 99.12 to the Company's Registration
              Statement on Form S-8, Registration No. 33-80007.
  10.30   --  Employee Stock Purchase Plan. Incorporated by reference to Exhibit 99.13 to the
              Company's Registration Statement on Form S-8, Registration No. 33-80007.
  10.31   --  The Share Purchase Agreement By and Among the Company, Canada Inc. and Certain
              Presticom Stockholders, dated as of November 24, 1995. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated November 30,
              1995.
**10.32   --  License Agreement dated May 8, 1996, by and between the Company and SkyData, Inc.
**11.1    --  Statement Regarding Computation of Earnings Per Share.
  23.1    --  Consent of Ernst & Young LLP, Independent Auditors.
  23.2    --  Consent of Demers Beaulne & Partners, Chartered Accountants.
**23.3    --  Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1).
**24.1    --  Power of Attorney (included on page II-6).
**27      --  Financial Data Schedule.


- ------------------------------
 * The Company has received confidential treatment for portions of this document previously filed with the Commission.


** Previously filed.

     (B) FINANCIAL STATEMENT SCHEDULES

  SCHEDULE
- ------------
Schedule II     Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers, and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of Registrant, indemnification agreements entered into between Registrant and its officers and directors, the Underwriting Agreement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on the 31st day of May, 1996.



                                          ACT NETWORKS, INC.



                                          By: /s/MELVIN L. FLOWERS


                                            ------------------------------------

                                            Melvin L. Flowers


                                            Vice President, Finance and
                                              Administration,


                                            and Chief Financial Officer



                               POWER OF ATTORNEY



     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:



               SIGNATURE                                   TITLE                       DATE
- ----------------------------------------   -------------------------------------   -------------
/s/MARTIN SHUM                             Chairman, President and Chief           May 31, 1996
- ----------------------------------------   Executive Officer
Martin Shum

/s/MELVIN L. FLOWERS                       Vice President, Finance and             May 31, 1996
- ----------------------------------------   Administration, and Chief Financial
Melvin L. Flowers                          Officer (principal financial and
                                           accounting officer)

/s/WILLIAM W. AMBROSE                      Director                                May 31, 1996
- ----------------------------------------
William W. Ambrose

/s/MICHAEL FEUER                           Director                                May 31, 1996
- ----------------------------------------
Michael Feuer

/s/HAROLD R. JOHNSON                       Director                                May 31, 1996
- ----------------------------------------
Harold R. Johnson

/s/CARLOS M. SIFFERT                       Director                                May 31, 1996
- ----------------------------------------
Carlos M. Siffert

/s/ARCHIE J. MCGILL                        Director                                May 31, 1996
- ----------------------------------------
Archie J. McGill

By: /s/MELVIN L. FLOWERS
    ------------------------------------
    Melvin L. Flowers
    As Attorney In Fact

                               ACT NETWORKS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        THREE YEARS ENDED JUNE 30, 1995

                                                                CHARGED TO        AMOUNTS
                                   BALANCE AT    CHARGED TO   OTHER ACCOUNTS     CHARGED TO
                                  BEGINNING OF   COSTS AND      (PRIMARILY     RESERVE NET OF    BALANCE AT
          DESCRIPTION                PERIOD       EXPENSES     GROSS SALES)    REINSTATEMENT    END OF PERIOD
- --------------------------------  ------------   ----------   --------------   --------------   -------------
                                                          ADDITIONS              DEDUCTIONS
Year ended June 30, 1993
Reserves and allowances deducted
  from asset accounts:
  Allowance for doubtful
     items......................    $ 35,452      $ 24,000       $     --         $     --        $  59,452
  Other (sales return
     reserve)...................      15,760            --         30,000               --           45,760
                                    --------       -------        -------          -------         --------
                                    $ 51,212      $ 24,000       $ 30,000         $     --        $ 105,212
                                    ========       =======        =======          =======         ========
Year ended June 30, 1994
Reserves and allowances deducted
  from asset accounts:
  Allowance for doubtful
     items......................    $ 59,452      $ 36,445       $     --         $ 39,341        $  56,556
  Other (sales return
     reserve)...................      45,760            --             --           45,760               --
                                    --------       -------        -------          -------         --------
                                    $105,212      $ 36,445       $     --         $ 85,101        $  56,556
                                    ========       =======        =======          =======         ========
Year ended June 30, 1995
Reserves and allowances deducted
  from asset accounts:
  Allowance for doubtful
     items......................    $ 56,556      $  4,132       $     --         $ (2,312)       $  63,000
                                    ========       =======        =======          =======         ========

                                 EXHIBIT INDEX


                                                                                         SEQUENTIAL
EXHIBITS                                    DESCRIPTION                                   PAGE NO.
- --------       ----------------------------------------------------------------------    ----------
  **1.1    --  Form of Underwriting Agreement........................................
    4.1    --  Specimen certificate representing shares of Common Stock of the
               Company. Incorporated by reference to Exhibit 4.1 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
    4.2    --  Form of Warrant of the Company. Incorporated by reference to Exhibit
               4.2 to the Company's Registration Statement on Form S-1, Registration
               No. 33-90394..........................................................
  **5.1    --  Form of Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities being registered...........................
   10.1    --  Standard Industrial/Commercial Multi-Tenant Lease-Modified Net dated
               May 23, 1994 by and between Herman Bennett and the Company.
               Incorporated by reference to Exhibit 10.1 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.2    --  Master Lease Agreement dated January 11, 1994 and between the Company and Leasetec Corporation, as amended and supplemented. Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on
               Form S-1, Registration No. 33-90394...................................
   10.3    --  Loan and Security Agreement dated March 23, 1993, as amended, between
               Silicon Valley Bank and the Company and related agreements and documents. Incorporated by reference to Exhibit 10.3 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.4    --  Loan and Security Agreement (Exim) dated May 11, 1994, as amended, between Silicon Valley Bank and the Company and related agreements and documents. Incorporated by reference to Exhibit 10.4 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.5    --  Executive Employment Agreement dated December 23, 1992, by and between the Company and Martin Shum. Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, Registration No.
               33-90394..............................................................
   10.6    --  Form of Indemnification Agreement. Incorporated by reference to
               Exhibit 10.6 to the Company's Registration Statement on Form S-1,
               Registration No. 33-90394.............................................
   10.7    --  1987 Stock Option Plan (the "1987 Plan"). Incorporated by reference to
               Exhibit 10.7 to the Company's Registration Statement on Form S-1,
               Registration No. 33-90394.............................................
   10.8    --  Form of Amended Notice of Grant of Stock Option with respect to holders of installment incentive stock options granted under the 1987
               Plan. Incorporated by reference to Exhibit 10.8 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.9    --  Form of 1987 Installment Incentive Stock Option Agreement, Immediately
               Exercisable Stock Option Agreement and Immediately Exercisable Non-
               Qualified Stock Option Agreement generally used in connection with the
               1987 Plan. Incorporated by reference to Exhibit 10.9 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.10   --  Form of 1987 Stock Purchase Agreement generally used in connection with the 1987 Plan. Incorporated by reference to Exhibit 10.10 to the
               Company's Registration Statement on Form S-1, Registration No.
               33-90394..............................................................

                                                                                         SEQUENTIAL
EXHIBITS                                    DESCRIPTION                                   PAGE NO.
- --------       ----------------------------------------------------------------------    ----------
   10.11   --  1993 Stock Option Plan as amended (the "1993 Plan"). Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on
               Form S-1, Registration No. 33-90394...................................
   10.12   --  Form of Notice of Grant of Stock Option generally used in connection with the 1993 Plan. Incorporated by reference to Exhibit 10.12 to the
               Company's Registration Statement on Form S-1, Registration No.
               33-90394..............................................................
   10.13   --  Form of 1993 Stock Option Agreement generally used in connection with the 1993 Plan. Incorporated by reference to Exhibit 10.13 to the
               Company's Registration Statement on Form S-1, Registration No.
               33-90394..............................................................
   10.14   --  Form of 1993 Stock Purchase Agreement generally used in connection with the 1993 Plan. Incorporated by reference to Exhibit 10.14 to the
               Company's Registration Statement on Form S-1, Registration No.
               33-90394..............................................................
  *10.15   --  Cooperation and Supply Agreement dated as of November 19, 1993 by and between StrataCom, Inc. and the Company. Incorporated by reference to
               Exhibit 10.15 to the Company's Registration Statement on Form S-1,
               Registration No. 33-90394.............................................
   10.16   --  Technical Information Escrow Agreement dated July 18, 1994 by and between StrataCom, Inc., the Indianapolis Vault Company and the
               Company. Incorporated by reference to Exhibit 10.16 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.17   --  Memorandum of Agreement dated January 19, 1995 by and between the
               Company, Promon International, Inc. and Pacific Technology Fund.
               Incorporated by reference to Exhibit 10.17 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.18   --  Shareholder Rights Agreement dated as of April 23, 1992, as amended by
               Amendment No. 1 to Shareholder Rights Agreement dated as of August 11,
               1992, Amendment No. 2 to Shareholder Rights Agreement dated as of
               October 19, 1992, Amendment No. 3 to Shareholder Rights Agreement
               dated as of December 18, 1992, Amendment No. 4 to Shareholder Rights
               Agreement dated as of March 15, 1993, Amendment No. 5 to Shareholder
               Rights Agreement dated as of November 16, 1993, and Amendment No. 6 to
               Shareholder Rights Agreement dated as of December 15, 1994.
               Incorporated by reference to Exhibit 10.18 to the Company's
               Registration Statement on Form S-1, Registration No. 33-90394.........
   10.19   --  Virtual DAMA Agreement dated December 31, 1993, by and between the
               Company and Promon Technical Services, Inc., as amended. Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement
               on Form S-1, Registration No. 33-90394................................
   10.20   --  1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). Incorporated
               by reference to Exhibit 99.1 to the Company's Registration Statement
               on Form S-8, Registration No. 33-80007................................
   10.22   --  Form of Stock Option Agreement generally used in connection with the
               Discretionary Option Grant Program of the 1995 Plan. Incorporated by
               reference to Exhibit 99.3 to the Company's Registration Statement on
               Form S-8, Registration No. 33-80007...................................
   10.21   --  Form of Addendum to Stock Option Agreement (Limited Stock Appreciation
               Right). Incorporated by reference to Exhibit 99.4 to the Company's
               Registration Statement on Form S-8, Registration
               No. 33-80007..........................................................

                                                                                         SEQUENTIAL
EXHIBITS                                    DESCRIPTION                                   PAGE NO.
- --------       ----------------------------------------------------------------------    ----------
   10.24   --  Form of Addendum to Stock Option Agreement (Involuntary Termination
               Following Change of Control). Incorporated by reference to Exhibit
               99.5 to the Company's Registration Statement on Form S-8, Registration
               No. 33-80007..........................................................
   10.25   --  Form of Addendum to Stock Option Agreement (Special Tax Elections).
               Incorporated by reference to Exhibit 99.6 to the Company's
               Registration Statement on Form S-8, Registration No. 33-80007.........
   10.26   --  Form of Automatic Stock Option Agreement. Incorporated by reference to
               Exhibit 99.9 to the Company's Registration Statement on Form S-8,
               Registration No. 33-80007.............................................
   10.27   --  Form of Stock Issuance Agreement generally used in connection with the
               Discretionary Option Grant Program of the 1995 Plan. Incorporated by
               reference to Exhibit 99.10 to the Company's Registration Statement on
               Form S-8, Registration No. 33-80007...................................
   10.28   --  Form of Addendum to Stock Issuance Agreement (Involuntary Termination
               Following Change of Control). Incorporated by reference to Exhibit
               99.11 to the Company's Registration Statement on Form S-8,
               Registration No. 33-80007.............................................
   10.29   --  Form of Addendum to Stock Issuance Agreement (Special Tax Elections).
               Incorporated by reference to Exhibit 99.12 to the Company's
               Registration Statement on Form S-8, Registration No. 33-80007.........
   10.30   --  Employee Stock Purchase Plan. Incorporated by reference to Exhibit
               99.13 to the Company's Registration Statement on Form S-8,
               Registration No. 33-80007.............................................
   10.31   --  The Share Purchase Agreement By and Among the Company, Canada Inc. and
               Certain Presticom Stockholders, dated as of November 24, 1995.
               Incorporated by reference to Exhibit 2.1 to the Company's Current
               Report on Form 8-K, dated November 30, 1995...........................
 **10.32   --  License Agreement dated May 8, 1996, by and between the Company and
               SkyData, Inc..........................................................
 **11.1    --  Statement Regarding Computation of Earnings Per Share.................
   23.1    --  Consent of Ernst & Young LLP, Independent Auditors....................
   23.2    --  Consent of Demers Beaulne & Partners, Chartered Accountants...........
 **23.3    --  Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit
               5.1)..................................................................
 **24.1    --  Power of Attorney (included on page II-6).............................
 **27      --  Financial Data Schedule...............................................


- ------------------------------
 * The Company has received confidential treatment for portions of this document filed with the Commission.


** Previously filed.